Leggett & Platt

2006 Annual Report


What's down the road for Leggett?

Financial Highlights

Leggett & Platt, Incorporated

(Dollar amounts in millions, except per share data)

Year ended December 31	2006	2005	% Change
Net sales	$5,505	$5,299	3.9%
Earnings before interest and income taxes (EBIT)	482	396	21.7
Net earnings	300	251	19.5
Net cash provided by operating activities	479	448	6.9
Earnings per share – diluted	1.61	1.30	23.8
Cash dividends declared per share	.67	.63	6.3
Book value per share	13.21	12.32	7.2
Cash and cash equivalents	132	65	103.1
Total assets	4,265	4,072	4.7
Long-term debt	1,060	922	15.0
Shareholders' equity	2,351	2,249	4.5
Stock price range – High	$27.04	$29.61	
Low	$21.93	$18.19	
P/E range – High	17	23	
Low	14	14	
Average diluted shares outstanding (in millions)	186.8	193.6	
EBIT margin	8.8%	7.5%	
Net earnings margin	5.5	4.7	
Net debt to net capital	28.0	28.4	
Return on average total capital	9.8	8.7	
Return on average shareholders' equity	13.1	11.0	

Leggett & Platt (NYSE: LEG), a pioneer in the development of steel coil bedsprings, was founded as a partnership in Carthage, Missouri in 1883 and incorporated in 1901. Our stock was first publicly traded in 1967, and listed on The New York Stock Exchange in 1979. Today, Leggett is a diversified manufacturer that conceives, designs and produces a wide range of engineered components and products that can be found in most homes, offices, and automobiles, and also in many retail stores.

Our 124-year-old firm is composed of 29 business units, 33,000 employee-partners, and more than 300 facilities located in over 20 countries.

Leggett & Platt serves a broad suite of customers as North America's leading independent manufacturer of:

- Components for residential furniture and bedding;
- Retail store fixtures and point of purchase displays;
- Components for office furniture;
- Non-automotive aluminum die castings;
- Drawn steel wire;
- Automotive seat support and lumbar systems;
- Carpet underlay;
- Adjustable beds; and
- Bedding industry machinery for wire forming, sewing and quilting.

"We spent a lot of time this past year thinking about Leggett & Platt's future. In the next few pages of this annual report, we'd like to share our thoughts with you. We have organized this material into three key themes:

1 Where we are headed. We briefly discuss the company's growth and margin goals.

2 What we are doing to get there. We identify the key changes and activities required to attain our goals.

3 What we expect to look like when we arrive. We list the main attributes we believe will describe Leggett five years down the road.

Even though we don't have every detail worked out, we wanted to share what we are planning to achieve, and what we believe it will take to reach our goals."

— **David S. Haffner,** President and Chief Executive Officer

Contents

1 Where we are headed.



Annual sales growth of 8%-10%.


10%

Leggett has long been a successful, growing company, but for a variety of reasons our sales growth has averaged only 5%-6% in recent years. We are changing that. We expect, over the long term, to achieve 3%-5% annual internal sales growth, and plan for acquisitions to add about 5% annually to our sales.

11% EBIT margin by 2009.

We intend to increase EBIT margin to 11% by 2009 (from its recent average of about 8.5%) by introducing new products, increasing sales, entering new markets and improving efficiency.


12
10
8
6
4
2
0
01
02
03
04
05
06
07E
08E
09E



We must uncover more growth opportunities.

This is our #1 priority. Leggett generates a lot of cash. In recent years, after funding our growth projects, we've had cash left over (which we have used to pay the dividend and buy back stock). Going forward, we want to devote a larger percentage of cash flow to growth. To do so, we must generate more ideas and uncover a higher number of profitable growth opportunities.

2 What we are doing to get there.





Reinvigorate product development.

Frankly, we haven't brought enough new products to market in recent years. About a year ago we began to reemphasize the importance of product development. To augment and coordinate the company's many technology efforts, last June we created a new executive position, reporting directly to the COO, with responsibility for company-wide engineering and innovation efforts. In the latter part of the year we conducted our first "technology summit" and purchased third-party "knowledge management" software (to enhance collaboration and research). During 2007, we will move into our new R&D facility and establish a council of senior researchers (to promote, review and implement product development ideas).



Develop new market opportunities.

Product development alone will not be sufficient; we must also create new market opportunities. Authors call these opportunities by different names: blue oceans, disruptive technologies, and new growth platforms. We must look afresh at markets within our core businesses, uncover opportunities in growing markets Leggett does not yet serve (or that do not yet exist), and determine how to meet current and potential customers' unmet needs.

What we are doing to get there.



Actively manage our portfolio of businesses.

We intend to exit underperforming and non-strategic businesses, while extending or initiating positions in markets with long-term attractiveness. We will continually evaluate the strategy and competitive positions of our individual businesses, and plan to participate only in markets in which we can be a market leader and generate an attractive cash flow return on investment. Our relatively new investments in both Geo Components and Commercial Vehicle Products reflect this portfolio approach.

Gain additional consumer insight.

We must become more knowledgeable about markets, customers, and consumer trends and desires as we strive to develop new, innovative products and business models. We have tended to rely on our customers (who are primarily manufacturers and retailers) to provide us with insight into consumer trends. Going forward, we will augment that information with our own study of, and direct involvement with, consumers.







Change some business models.



What is it we do, specifically, that enables us to earn a profit? We are focusing on this question in each of our businesses. We are assessing how much of our profit comes from product design, plant efficiency, purchasing leverage, customer service, distribution methods, or other factors. We also plan to evaluate our stance regarding branding, private label goods, finished consumer items, service-related markets, retailing, and distribution. In short, we expect to change some business models after thorough analysis of these and other issues.

Dedicate more people solely to growth.

We expect every manager to contribute to our growth; however, we realize that urgent, daily, tactical issues often distract from this priority. Therefore, we are creating additional positions so that a group of executives can dedicate 100% of their time to profitable growth. Last summer we filled a new VP of Engineering and Technology position; in the fall we added five business development positions. We are also currently staffing a small, new corporate function with responsibility for new growth platforms and market research.



Vincent Lyons, VP of Engineering and Technology, is flanked by our five segment Business Development personnel. Left to right:
Joe Harris, Residential
Steffan Sarkin, Aluminum
Vincent Lyons
David Brown, Industrial
Mitch Dolloff, Specialized
Jay Thompson, Commercial


130cm
105cm

3 What we expect to look like in 5 years.

30% of sales from new products.

Our product mix will be different. Our efforts at business development, new growth platform discovery, and product development should add a substantial suite of new products and business lines to our mix. Not everything will have changed, but much will be new.



Uniformly profitable.

Unprofitable businesses will be gone. Most of our current businesses are profitable and growing, but some are not. We plan to improve or divest any business with inadequate returns. Down the road, we should be more uniformly profitable and growing across our lines of business.



Market leader.

We aim to be the world's leading provider of innovative products and services to the markets in which we participate. As a result of our service, quality, creativity and pricing, we plan to be the provider that customers think of first.



Beacon of integrity.

Integrity will always be essential to us. We fervently guard our reputation for high quality earnings, solid governance, and conservative accounting. We strive to reply candidly to questions, admit our mistakes, and use everyday language in our communications. Those attributes will not change.



Record sales and earnings.

Approximately $8 billion in sales and $3 of EPS. That's where we should be in 5 years, given our sales growth and margin targets. We anticipate long-term average EPS growth of 10% per year, and future return on equity (ROE) of 16-17%.



Fellow Shareholders,

Leggett & Platt accomplished much during 2006. We attained record sales and earnings, transitioned to a new CEO and a new COO, and completed the restructuring we began in 2005. We also updated our growth and margin targets, filled several newly-created business development and product development positions, increased the dividend for the 35th consecutive year, and bought back 3% of our stock.

Record Sales and EPS. Full year sales increased 4% to a record of $5.5 billion. Acquisitions added 5% to our revenues, but divestitures associated with our restructuring activity reduced sales by 2% (as anticipated). Internal sales grew less than 1%, with gains in sales of foam and carpet underlay offset by weak market demand for bedding, wire, automotive, and certain other components.

Full year EPS increased from $1.30 in 2005 to a record $1.61 in 2006. The earnings increase primarily reflects reduced restructuring-related expenses, lower workers' compensation costs, operational benefits from restructuring activity, reimbursement of Canadian lumber duty, a full year of earnings from recent acquisitions, and reduced share count.

TARGETS

- **8-10% Sales Growth**
- **Margins: 7% Net, 11% EBIT**
- **10% EPS Growth**
- **16-17% Return on Equity**
- **Annual Dividend Increases**

Our cash flow and balance sheet remain strong. During the year we generated $479 million in cash from operations, a 7% increase over 2005. We continue to produce significantly more cash flow than is required to fund internal growth and dividends; extra cash is being used for acquisitions and stock repurchases.

Promotions, Restructuring, and New Targets. For only the fourth time in the last 70 years, Leggett named a new CEO. In a seamless and long-planned transition, Felix Wright handed the CEO baton to Dave Haffner. Felix joined the company in 1959, has long been one of Leggett's key executives, and served as CEO from 1999 to 2006. He continues to provide counsel as an active employee Chairman of the Board and internal advisor to Leggett's senior management. As also anticipated, Karl Glassman succeeded Dave Haffner as Chief Operating Officer. Dave and Karl have been with Leggett for 23 and 25 years, respectively. They have co-authored these annual Shareholder Letters for the last five years, and should be familiar to investors.

The restructuring we announced in the fall of 2005 is now complete. Through that process we closed, consolidated or divested 36 operations. Collectively, these operations had revenue of approximately $400 million; most of that volume was moved to remaining facilities. Net expenses associated with restructuring-related activities in 2005 and 2006 totaled $67 million. The ongoing annual benefit from this activity is expected to be about $30-35 million in EBIT, or about 10-12 cents of per share earnings.

In September we updated Leggett's growth and margin targets. We aim for 8% – 10% annual sales growth, from a combination of internal expansion and external acquisitions. By 2009 we expect to achieve 7% net

Left to right, David S. Haffner, President and Chief Executive Officer, Karl G. Glassman, Executive Vice President and Chief Operating Officer and Felix E. Wright, Chairman of the Board


Return on Equity
Percent
14.0
10.5
7.0
3.5
0
01 02 03 04 05 06
Net Margin
Percent
6.0
4.5
3.0
1.5
0
01 02 03 04 05 06
Net Sales
Millions of dollars
6000
4500
3000
1500
0
01 02 03 04 05 06
Sales Growth
Percent
18
12
6
0
-6
01 02 03 04 05 06
Cash from Operations
Millions of dollars
600
450
300
150
0
01 02 03 04 05 06
Net Debt to Net Cap
Percent
32
24
16
8
0
01 02 03 04 05 06
EPS
Dollars
2.0
1.5
1.0
0.5
0
01 02 03 04 05 06
Dividends per Share
Cents
80
60
40
20
0
01 02 03 04 05 06

margin and 11% EBIT margin. We expect higher sales, improved margins and possible reductions in share count to result in average EPS growth of 10% per year.

Dividend Growth Continues. In May, the Board of Directors increased the quarterly dividend from $.16 to $.17 per share. At an indicated annual rate of $.68 per share, 2007 marks 36 consecutive years of dividend increase, each year since 1971. Compound dividend growth has averaged nearly 14% since 1971 (and 11% for the last decade). Only one other S&P 500 company can match that 36-year growth record.

In 2007, Leggett was again named to Standard & Poor's list of "Dividend Aristocrats." Mergent's Dividend Achievers lists Leggett among the top 110 companies for 10-year growth in dividends. And Fortune magazine continues to rank Leggett among the top third of the companies it deems as "America's Most Admired."

We continue to target dividend payout (over the long run) at approximately one-third of the average earnings of the preceding three years. Leggett is proud of its dividend growth record, and we expect to extend that record far into the future.

Significant Stock Repurchase. In 2006, we used $150 million to purchase 6.2 million shares of Leggett stock. We paid, on average, about $24 per share. Over the last two years the number of outstanding shares declined by 7%, to 178 million shares on December 31.

The Board of Directors has authorized the purchase of up to 10 million shares of Leggett stock in 2007; however, we have established no specific repurchase schedule. We look at many factors when deciding how much stock to buy, including the current stock price and the amount of cash we expect to have available.

Stock Performance. Though Leggett accomplished much during 2006, the stock price improved only modestly, well below our expectations. Long-term stock price appreciation is of acute interest to us, in part because most of our personal wealth is tied to Leggett stock. We are keenly aware of the responsibility (for investment growth) with which many small shareholders, employee-partners, and institutional investors have entrusted us.

Operating performance over the last few years has been strongly influenced by external factors, including reduced market demand for certain products, increased foreign competition, significantly higher costs for steel, energy, and oil-based materials, and adverse changes in currency rates. If we want the stock price to increase, we must overcome these external challenges and achieve consistent, profitable growth over the long term. This is our intent.

Sales Growth. Leggett's recent sales growth, averaging 5% – 6% per year, has come primarily from our acquisition program. Our internal (or organic) sales growth has been modest. As mentioned above, we are aiming for future annual sales growth of 8% – 10%. Acquisitions should continue to add about 5% to yearly sales growth, and we believe we can improve internal growth to the 3% – 5% range. To enhance internal growth, we determined which factors have been constraining us, and then started making changes to alleviate those constraints.

In our discussions, we noted two things: (i) the majority of the markets in which we participate have been growing slower than GDP, and (ii) urgent, daily, tactical duties can be so consuming that operating executives have little time to address strategic objectives (such as growth). As a result, we haven't been generating as many growth ideas as we would like. In response, we created new positions, enabling a group of executives to dedicate 100% of their time toward profitable growth, and holding them accountable to achieve it.

More Resources Dedicated to Growth. In June we created a new, senior-level position, reporting directly to the COO, with responsibility for company-wide engineering and innovation efforts. We wanted to augment and coordinate the company's many technology efforts by providing our innovators a single focal point and senior representative on the executive team. We staffed that position with a highly talented engineer and business leader who accumulated R&D and engineering experience while at GM, Lear, Visteon, and Maytag.

In September we established five new business development positions, each reporting directly to one of our five segment presidents. By year end we staffed those positions with an impressive group of individuals, all of whom possess significant M&A or business development experience. They bring transactional knowledge from previous roles as investment bankers and legal advisors, as well as experience within Leggett's and other corporations' M&A departments. Collectively they hold 8 advanced degrees in business and law. All five were promoted from within, enabling us to reduce risk by staffing these new positions with known, highly successful candidates who are already familiar with our executives, objectives, practices and culture.

We are also establishing a new corporate function with responsibility to uncover new growth platforms. This unit, reporting directly to the CEO, will uncover opportunities in growing markets that Leggett does not yet serve (or that do not yet exist), investigate current and potential customers' unmet needs, and provide insight and trend analysis regarding markets, customers and consumers. As a result of these efforts, we anticipate eventually moving into some new, faster-growth markets. We are in the process of finding the right executive to lead this effort.

These appointments help us reenergize the company's focus on innovation, product development, and growth. We expect to see greater idea generation, improved accountability for growth, movement into faster-growing markets, and a renewed corporate-wide understanding of the urgency and importance of innovation and growth.

Margin Improvement. In addition to our growth efforts, we are also committed to improving margins over the next few years. For the full year 2009, we expect EBIT margin to be about 11% (equivalent to a net margin of about 7%), or about 220 basis points (bp) higher than in 2006. EBIT margin improvement should come from four areas, as follows:

- 50 – 100 bp from higher volume
- 50 – 100 bp from new products
- about 60 bp from our restructuring efforts
- about 40 bp from continuous improvement

Margin Improvement
Percent



12
9
6
3
0
01 02 03 04 05 06 07 08 09
EBIT Margin
Net Margin

Strong Cash Flow. We have a strong balance sheet, and plenty of cash to fund the growth we contemplate. Over the past 5 years, we generated over $2 billion of cash from operating activity. After paying the dividend and funding maintenance capital, over $1.1 billion was available for growth projects (i.e. expansion or acquisition). Though we used roughly $600 million of that cash to purchase our stock, it was available to fund growth, had we found attractive opportunities. We also possess significant debt capacity, should we need it. For the near future, we expect to have $350 – 450 million of cash available annually for investment in growth initiatives.

We are convinced that our plans to grow sales and improve margins will help us attain our EPS growth goal of 10% per year, on average. As that occurs, we expect return on equity (ROE) to increase to the 16% – 17% range. We take very seriously our responsibility to deliver on these plans, and to keep you informed of our progress.

Sincerely,

Felix E. Wright Chairman of the Board	**David S. Haffner** President and Chief Executive Officer	**Karl G. Glassman** Executive Vice President and Chief Operating Officer

February 27, 2007

An introduction to each of our five business segments, including their strategies and recent performance, will be found on the following pages.

Residential Furnishings

Leggett's beginnings stem from our 1885 patent of the steel coil bedspring. Today, we are the leading worldwide supplier of a wide range of components used by bedding and upholstered furniture manufacturers in the assembly of their finished products. We also design and produce select lines of consumer products that we sell primarily to retailers and distributors.

Competitive Advantages

Ongoing research and development and design expertise make us leaders in product innovation. In some cases, we also develop and build the machines used to make these new products. We gain cost advantage due to internal production of key raw materials, high volume manufacturing, superior technology, and a culture of continuous improvement. In addition, a global presence allows us to participate in worldwide economic growth and to continue supplying customers when they move production to lower-cost regions of the world. These advantages, along with unequalled customer service, have resulted in long-term relationships with many customers.

Key Strategies

Our ability to develop new, proprietary products provides an ongoing opportunity to increase business with customers, including those who continue to make some of their own components. Many of our capabilities, including product innovation, are being successfully employed as we move into new regions of the world. Internationally, we locate our operations where demand for components is growing. We continue to look for acquisitions that expand our customer base, add new product lines or capabilities, or help establish a presence in new geographic regions.

Major Product Groups

- Bedding components
- Furniture components
- Adjustable beds
- Ornamental beds
- Fabrics
- Carpet cushion
- Geo components



Return on Assets
Percent
20
15
10
5
0
01 02 03 04 05 06
EBIT Margin
Percent
12
9
6
3
0
01 02 03 04 05 06
Organic Sales Growth
Percent
12
6
0
-6
-12
01 02 03 04 05 06
Total Sales
Millions of dollars
3000
2250
1500
750
0
01 02 03 04 05 06
EBIT
Millions of dollars
300
225
150
75
0
01 02 03 04 05 06
Average Assets
Millions of dollars
1600
1200
800
400
0
01 02 03 04 05 06

* *Return on Assets = EBIT / Average Assets*
* *EBIT Margin = EBIT / Total Sales*





Commercial Fixturing & Components

Our Commercial Fixturing & Components segment encompasses three areas. We are the market leader in the design and production of store fixtures, point-of-purchase displays, and storage products used by retailers. In addition, we are the leading independent producer of chair controls, bases and other components for office furniture manufacturers. We also produce injection molded plastic components used in a wide variety of end products.

Competitive Advantages
Our Fixture & Display group is the industry's only one-stop supplier, with broad capabilities that include design, production, installation, and project management. We are by far the largest producer in the industry, with internal production of key raw materials and flexibility in sourcing through our own nationwide network of facilities and established relationships with foreign manufacturers. Our financial stability ensures customers that we can weather economic downturns and will be there for them in the future.

Technical and design capabilities allow us to develop new, innovative products in our businesses that supply office furniture components. Other advantages include a broad product line, low-cost production capability, longstanding customer relationships, and a leading market position.

In our plastics businesses, we are a leader in manufacturing technology with full service capability; we can fulfill our customers' requirements from tool design and mold building to production and part finishing.

Key Strategies
Our Fixture & Display business strategy is to be the industry's premier, most financially stable, and most customer-oriented one-stop supplier of fixture and display products. Our focus is to increase volume within current markets and also to look for opportunities to expand into new, related markets.

In our businesses serving office furniture manufacturers, we will continue to develop new products and pursue opportunities to supply more components to customers. We will also continue to make strategic acquisitions that add new products or expand operations into new regions of the world.

Principal growth strategies for our plastics operations include expanding our position in key markets, cross-selling to customers of other Leggett divisions, and supplying more of Leggett's internal requirements.

Major Product Groups
- Shelving, racks, and display cases
- Point-of-purchase displays
- Chair controls and bases
- Plastic components

Return on Assets
Percent


8
6
4
2
0
01 02 03 04 05 06

EBIT Margin
Percent


8
6
4
2
0
01 02 03 04 05 06

Organic Sales Growth
Percent


6
0
-6
-12
-18
01 02 03 04 05 06

Total Sales
Millions of dollars


1200
900
600
300
0
01 02 03 04 05 06

EBIT
Millions of dollars


64
48
32
16
0
01 02 03 04 05 06

Average Assets
Millions of dollars


1000
750
500
250
0
01 02 03 04 05 06

* *Return on Assets = EBIT / Average Assets*
* *EBIT Margin = EBIT / Total Sales*



Aluminum Products

Leggett's Aluminum group is the leading independent producer of non-automotive die castings in North America. Our components are used in a wide range of products across many industries. Major customers include manufacturers of motorcycles, small engines, electric motors, outdoor lighting, appliances, gas barbeque grills, power tools, consumer electronics, telecommunications, and other products that use aluminum, zinc and magnesium die cast components. In addition to die casting, we offer additional processes such as machining, finishing, and assembly of components and sub-systems. We also provide full service tool and die manufacturing to support our customers' tooling needs.

Competitive Advantages

As the market leader in technological and manufacturing capabilities, we are a one-stop shop for die cast components. We work with customers from design concept to market introduction and then through the product lifecycle to continually refine functionality and reduce cost. We are focused on offering the best value and are committed to excellence in customer service. Finally, our financial stability reassures customers that we will be there for them in the future.

Key Strategies

Market share growth is a major focus. We pursue large users of castings, target customers who currently make their own aluminum components, and look for opportunities to expand into new markets where die cast components are used. We continue to develop technology that allows opportunities for growth in new markets. Finally, we are committed to establishing a global presence, enabling us to supply customers in instances when they move their production overseas. Acquisitions may play a part in accomplishing these plans.

Major Product Groups

- Aluminum die castings
- Magnesium and zinc die castings
- Tooling and dies


Return on Assets
Percent
14.0
10.5
7.0
3.5
0
01 02 03 04 05 06
EBIT Margin
Percent
10.0
7.5
5.0
2.5
0
01 02 03 04 05 06
Organic Sales Growth
Percent
18
9
0
-9
-18
01 02 03 04 05 06
Total Sales
Millions of dollars
600
450
300
150
0
01 02 03 04 05 06
EBIT
Millions of dollars
48
36
24
12
0
01 02 03 04 05 06
Average Assets
Millions of dollars
500
375
250
125
0
01 02 03 04 05 06

• Return on Assets = EBIT / Average Assets

• EBIT Margin = EBIT / Total Sales





Industrial Materials

We are North America's leading supplier of drawn steel wire and a major producer of welded steel tubing. About half of the wire we produce and roughly one-quarter of our tubing is used by other Leggett businesses. Other customers include bedding and furniture makers, mechanical spring producers, and automotive seat manufacturers. Our businesses also produce specialty wire products (things like cotton bale ties, and boxed and shaped wire), and equipment used for baling agricultural products and recyclable waste. We also cut, form, and paint steel tubing used for automotive seat and ATV frames, components, and recreational vehicle accessories.



Return on Assets
Percent
44
33
22
11
0
01 02 03 04 05 06
EBIT Margin
Percent
16
12
8
4
0
01 02 03 04 05 06
Organic Sales Growth
Percent
45
30
15
0
-15
01 02 03 04 05 06
Total Sales
Millions of dollars
900
675
450
225
0
01 02 03 04 05 06
EBIT
Millions of dollars
140
105
70
35
0
01 02 03 04 05 06
Average Assets
Millions of dollars
360
270
180
90
0
01 02 03 04 05 06

* Return on Assets = EBIT / Average Assets

* EBIT Margin = EBIT / Total Sales

Competitive Advantages

High quality products and service, and low cost make us the leading producer in the markets we serve. Cost advantages result from our internal production of steel rod (the material used to make wire), high volume purchasing and manufacturing, efficient facilities, use of automation, and low labor content. Consistently delivering one of the industry's highest levels of product acceptance, coupled with our focus on customer service, allows us to meet and exceed customer expectations.

Key Strategies

The core strategy of our wire and tubing businesses is to efficiently supply consistent, high-quality raw material to other Leggett businesses. We also provide that benefit to our external (trade) customers. Growth will occur as our internal requirements increase, both domestically and abroad. Additionally, we will pursue further opportunities in current and new markets. We will also expand our capabilities to add value through the forming, shaping, and welding of our wire and tube. This may occur through start-up operations or acquisitions.

Major Product Groups

- Steel wire
- Specialty wire products
- Welded steel tubing
- Fabricated tube components





Specialized Products

This segment is comprised of three groups that design and produce:

- Lumbar systems and wire seating components sold primarily to automotive seating manufacturers
- Van interiors (racks, shelving and cabinets installed in service vans) and truck bodies (for cargo vans, flatbed trucks, service trucks, and dump trucks) used in light-to-medium duty commercial trucks, and sold primarily to truck manufacturers and dealers, fleet owners (typically utility, telecom, and other service and delivery companies), and other commercial end-users
- Wire forming equipment, industrial quilting and sewing machinery, and other automation equipment, both for our own use and for external customers (primarily bedding manufacturers)

Competitive Advantages
Our automotive businesses are innovation leaders, focused on product development and cost reduction. We are the low-cost producer due to our continuous improvement programs, worldwide supply sources, and internal production of certain materials and components.

In our commercial vehicle products business, we benefit from a wide range of products and service locations, special delivery relationships with some customers, design and product development capabilities, purchasing leverage, and internal production of key raw materials.

Our machinery operations, with an extensive network of offices and agents providing sales and service support worldwide, are recognized as the industry's technical and design leader.

Key Strategies
In our automotive operations, we will continue the focus on research and development, looking for ways to improve the function and cost of our products. The introduction of new products allows us to expand into new markets. Growing our global presence (to serve developing markets and to expand our sourcing options) will remain a priority.

Geographic expansion and product innovation (to improve product functionality, quality, and cost) are key growth strategies of our commercial vehicle products business.

Providing proprietary machinery to support product development in our bedding operations is a critical function of our machinery businesses. We will continue to develop technology to improve efficiency in our own plants and our customers' operations.

Major Product Groups

- Lumbar systems and other automotive seating components
- Service van interiors and truck bodies
- Wire forming, quilting, and automation machinery

Return on Assets
Percent


16
12
8
4
0
01 02 03 04 05 06

EBIT Margin
Percent


14.0
10.5
7.0
3.5
0
01 02 03 04 05 06

Organic Sales Growth
Percent


10
5
0
-5
-10
01 02 03 04 05 06

Total Sales
Millions of dollars


800
600
400
200
0
01 02 03 04 05 06

EBIT
Millions of dollars


60
45
30
15
0
01 02 03 04 05 06

Average Assets
Millions of dollars


800
600
400
200
0
01 02 03 04 05 06

** Return on Assets = EBIT / Average Assets*
** EBIT Margin = EBIT / Total Sales*



Financial Data 2006 – 1996

Leggett & Platt, Incorporated

(Dollar amounts in millions, except per share data)	10-Year CAGR[7]	2006	2005	2004	2003[1]
Summary of Operations					
Net sales	8.4%	**$5,505**	$5,299	$5,086	$4,388
% change		**3.9%**	4.2%	15.9%	2.7%
Gross profit	6.7%	**998**	913	916	772
Earnings before interest and taxes (EBIT)	6.5%	**482**	396	462	355
Interest expense, net		**47**	40	39	40
Income taxes		**135**	105	137	109
Tax rate		**30.9%**	29.5%	32.5%	34.7%
Net earnings		**300**	251	285	206
% change		**19.5%**	(11.9)%	38.6%	(11.7)%
Adjusted to exclude goodwill amortization	7.4%	**300**	251	285	206
Gross margin		**18.1%**	17.2%	18.0%	17.6%
EBIT margin		**8.8%**	7.5%	9.1%	8.1%
Net earnings margin		**5.5%**	4.7%	5.6%	4.7%
Common Stock Data					
Earnings per share – diluted		**$ 1.61**	$ 1.30	$ 1.45	$ 1.05
Adjusted to exclude goodwill amortization	7.2%	**1.61**	1.30	1.45	1.05
Cash dividends declared per share	11.3%	**.67**	.63	.58	.54
Dividend payout ratio[3]		**46.1%**	49.7%	47.4%	51.3%
Book value per share	10.0%	**13.21**	12.32	12.12	11.00
Stock price range–High		**27.04**	29.61	30.68	23.69
Low		**21.93**	18.19	21.19	17.16
P/E range[4]		**14 – 17**	14 – 23	15 – 21	16 – 23
Average diluted shares outstanding (millions)	0.2%	**186.8**	193.6	196.9	197.0
Year-End Financial Position					
Cash and cash equivalents		**$ 132**	$ 65	$ 491	$ 444
Total assets	9.6%	**4,265**	4,072	4,197	3,890
Long-term debt	10.6%	**1,060**	922	779	1,012
Shareholders' equity	9.6%	**2,351**	2,249	2,313	2,114
Total capital[5]	9.7%	**3,574**	3,327	3,238	3,264
Cash Flow Components					
Net cash provided by operating activities	7.2%	**$ 479**	$ 448	$ 339	$ 393
Capital expenditures	5.6%	**166**	164	157	137
Acquisitions, net of cash acquired	(0.7)%	**83**	181	46	120
Dividends paid	14.9%	**121**	118	110	103
Stock repurchases, net	39.2%	**140**	227	74	79
Depreciation and amortization	6.6%	**175**	171	175	167
Percentages					
Net debt to net capital		**28.0%**	28.4%	21.9%	23.4%
Return on average total capital[6]		**9.8**	8.7	9.7	7.7
Return on average shareholders' equity		**13.1**	11.0	12.9	10.1

[1]As discussed in Note A of the Notes to Consolidated Financial Statements, the Company began recognizing stock option expense under SFAS 123 in 2003 for any options granted after January 1, 2003.

[2]1996 amounts include merger related costs of $26.6 and a $20.2 charge for early extinguishment of debt. The net earnings impact was $28.9, or $.16 per basic and diluted share. The charge for early extinguishment of debt was previously reported as an extraordinary item, which accounting was changed by FASB Statement No. 145.

[3]Dividend payout ratio is computed by dividing current year dividends by the three-year average net earnings per diluted share.

2002	2001	2000	1999	1998	1997	1996[2]
$4,272	$4,114	$4,276	$3,779	$3,370	$2,909	$2,466
3.8%	(3.8)%	13.2%	12.1%	15.9%	18.0%	9.3%
822	817	912	870	737	621	522
401	351	481	503	429	363	257
37	54	62	40	34	29	28
130	110	155	172	148	125	89
35.9%	36.9%	36.9%	37.2%	37.3%	37.5%	38.8%
233	188	264	291	248	208	141
24.3%	(29.0)%	(9.1)%	17.1%	19.1%	48.3%	4.6%
233	208	283	306	259	217	146
19.2%	19.9%	21.3%	23.0%	21.9%	21.4%	21.2%
9.4%	8.5%	11.2%	13.3%	12.7%	12.5%	10.4%
5.5%	4.6%	6.2%	7.7%	7.4%	7.2%	5.7%
$ 1.17	$ .94	$ 1.32	$ 1.45	$ 1.24	$ 1.08	$ .77
1.17	1.04	1.41	1.53	1.29	1.12	.80
.50	.48	.42	.36	.315	.27	.23
43.7%	38.8%	31.4%	28.6%	30.6%	31.2%	31.4%
10.16	9.51	9.15	8.36	7.27	6.09	5.11
27.40	24.45	22.56	28.31	28.75	23.88	17.38
18.60	16.85	14.19	18.63	16.88	15.75	10.31
16 – 23	18 – 26	11 – 17	13 – 20	14 – 23	15 – 22	13 – 23
199.8	200.4	200.4	200.9	200.7	193.2	183.7
$ 225	$ 187	$ 37	$ 21	$ 84	$ 8	$ 4
3,501	3,413	3,373	2,978	2,535	2,106	1,713
809	978	988	787	574	466	389
1,977	1,867	1,794	1,646	1,437	1,174	941
2,903	2,956	2,897	2,546	2,134	1,734	1,420
$ 456	$ 535	$ 441	$ 371	$ 355	$ 288	$ 238
124	128	170	159	148	119	96
46	95	252	290	117	172	90
96	93	79	69	60	48	30
81	51	49	78	9	(1)	5
165	197	173	149	128	106	92
25.4%	28.7%	33.4%	30.5%	24.1%	26.8%	27.4%
8.9	7.7	11.2	13.6	14.1	14.5	12.1
12.1	10.3	15.4	18.8	19.0	19.7	16.6

(4)P/E = high (or low) stock price divided by earnings per share for that year.
(5)Total capital includes long-term debt, deferred taxes, other long-term liabilities and shareholders' equity.
(6)This percentage is computed by adding the after-tax interest expense to net earnings and then dividing the sum by average total capital.
(7)10-Year CAGR = Compound Annual Growth Rate from 1996 to 2006.

2006 HIGHLIGHTS

We posted record sales and earnings in 2006. Sales increased primarily from acquisitions. Inflation, offset by unit volume declines in certain businesses, resulted in modest internal sales growth. Full year earnings benefited from the net impact of several unusual items.

The restructuring plan launched in the third quarter of 2005 was completed in 2006. We began realizing the anticipated earnings benefits in the last half of 2006, and should see the full impact in 2007 and subsequent years.

Our use of cash in 2006 was consistent with our stated priorities:

- We funded capital expenditures at levels in line with those of 2005.
- We spent $83 million on acquisitions.
- We raised our dividend for the 35th consecutive year.
- As planned, excess cash (after funding growth and dividends) was used for share repurchases.

Cash from operations, our primary source of funds, increased versus 2005. In addition, our debt remained slightly below the lower end of our long-term, targeted range.

These topics are discussed in more detail in the sections that follow.

INTRODUCTION

What We Do

Leggett & Platt is a FORTUNE 500 diversified manufacturer that conceives, designs, and produces a wide range of engineered components and products found in many homes, retail stores, offices, and automobiles. We make components that are often hidden within, but integral to, our customers' products.

We are North America's leading independent manufacturer of: components for residential furniture and bedding, adjustable beds, carpet underlay, retail store fixtures and point-of-purchase displays, components for office furniture, non-automotive aluminum die castings, drawn steel wire, automotive seat support and lumbar systems, and machinery used by the bedding industry for wire forming, sewing, and quilting.

Our Segments

Our 124-year-old company is composed of 29 business units under five reportable segments, with approximately 33,000 employee-partners, and more than 300 facilities located in over 20 countries around the world. Our five segments are Residential Furnishings, Commercial Fixturing & Components, Aluminum Products, Industrial Materials, and Specialized Products.

Residential Furnishings: This segment supplies a variety of components mainly used by bedding and upholstered furniture manufacturers in the assembly of their finished products. We also sell adjustable beds, bed frames, ornamental beds, carpet cushion, geo components (includes synthetic fabrics and various other products used in ground stabilization, drainage protection, and erosion and weed control, as well as silt fencing, chemicals, seed, and fertilizer), and other finished products.


2006 Sales
Commercial 17%
Aluminum 10%
Industrial 13%
Specialized 13%
Residential 47%

Commercial Fixturing & Components: Operations in this segment produce: a) store fixtures, point-of-purchase displays, and storage products used by retailers; b) chair controls, bases, and other components for office furniture manufacturers; and c) injection molded plastic components used in a variety of end products.

Aluminum Products: This segment provides die cast aluminum components for customers that manufacture many products including motorcycles, diesel and small engines, outdoor lighting fixtures, appliances, power tools, and consumer electronics.

Industrial Materials: These operations primarily supply steel rod, drawn steel wire, and welded steel tubing to other Leggett operations and to external customers. Our wire and tubing is used to make bedding, furniture, automotive seats, retail store fixtures and displays, mechanical springs, and many other end products.

Specialized Products: From this segment we supply lumbar systems and wire components used by automotive seating manufacturers. We design, produce, and sell van interiors (the racks, shelving, and cabinets installed in service vans) and truck bodies (for cargo vans, flatbed trucks, service trucks, and dump trucks) used in light-to-medium duty commercial trucks. We also design and produce machinery, both for our own use and for others, including bedding manufacturers.

Customers

We serve a broad suite of customers, with no single one representing even 5% of our sales. Many are companies whose names are widely recognized; they include most manufacturers of furniture and bedding, a variety of other manufacturers, and many major retailers.

We primarily sell our products through our own sales employees, although we also use independent sales representatives and distributors in some of our businesses.

Major Factors That Impact Our Business

Many factors impact our business, but those that generally have the greatest impact are: market demand for our products, raw material cost trends, energy costs, and competition.

Market Demand

Market demand (including product mix) is impacted by several economic factors, with consumer confidence being most significant. Other important factors include disposable income levels, employment levels, housing turnover, and interest rates. All these factors influence consumer spending on durable goods, and therefore affect demand for our components and products. Some of these factors also influence business spending on facilities and equipment, which impacts approximately one-quarter of our sales.

Despite generally favorable economic conditions in recent years, demand in some of our markets has been weak. In 2006, a decrease in bedding market demand led to lower volume in our businesses serving that industry. In addition, North American automotive production declined in 2006, and this also had an adverse affect on some of our operations.

Raw Material Costs

In many of our businesses, we enjoy a cost advantage from buying large quantities of raw materials. This purchasing leverage is a benefit that many of our competitors do not have. Still, our costs can vary significantly as market prices for raw materials (many of which are commodities) fluctuate.

Purchasing arrangements vary considerably across the company. We typically have short-term commitments from our suppliers; accordingly our raw material costs generally move with the market. In certain of our businesses, we have longer-term purchase contracts with pricing terms that provide stability under reasonable market conditions. However, when commodities experience extreme inflation, vendors do not always honor those contracts.

Our ability to recover higher costs (through selling price increases) is crucial. We have few long-term, fixed-pricing contracts with customers. When we experience significant increases in raw material costs, we typically implement price increases to recover the higher costs. Although we are generally able to pass through most cost increases, we encounter greater difficulty (i) in businesses where we have a smaller market share, and (ii) in products that are of a commodity nature. Inability to recover cost increases (or a delay in the recovery time) can impact our earnings.

Steel is our most significant raw material. During 2004, the price of certain types of steel nearly doubled, but we were able to recover most of these higher costs through selling price increases. Steel costs were more stable (at high levels) in 2005 and 2006, although there were some quarter-to-quarter fluctuations in those years. Unusual market conditions in 2004 and early 2005 resulted in unsustainably high profit margins on our steel rod production. In 2006, the market began returning to more normal levels.

In 2005, we experienced significant inflation in chemicals, fibers, and resins (generally driven by changes in oil prices). These costs remained relatively flat (at high levels) in 2006, and the majority of the 2005 cost increases are now reflected in our selling prices.

In addition to steel and oil-based materials, we also use significant amounts of aluminum, but we are generally less exposed to cost changes in this commodity because of the pricing arrangements we have with our customers.

When we raise our prices to recover higher raw material costs, this sometimes causes customers to modify their product designs and replace higher cost components with lower cost components. We experienced this de-contenting effect during 2005 and 2006, as our customers changed the quantity and mix of components in their finished goods to address the significant steel and chemical inflation from recent years. Our profit margins were negatively impacted as a result of this de-contenting.

Energy Costs

Higher prices for natural gas, electricity, and fuel increase our production and delivery costs. Many of our large manufacturing operations are heavy users of natural gas and electricity. Our ability to respond to these cost increases by raising selling prices affects our operating results.

We continuously monitor natural gas price trends and have locked in prices on a portion of our natural gas requirements for the next three years. The details of those arrangements are discussed in Note P to the financial statements on page 56.

Higher energy prices can also impact consumer demand in certain markets. As consumers pay more for fuel and utilities, they have less disposable income to purchase products that contain our components. We believe consumers purchased fewer mattresses during 2006 in part due to the impact higher energy prices had on disposable income.

Competition

Many of our markets are highly competitive, with the number of competitors varying by product line. In general, our competitors tend to be smaller, private companies.

We believe we gain competitive advantage in our global markets through low cost operations, significant internal production of key raw materials, superior manufacturing expertise and product innovation, higher quality products, extensive customer service capabilities, long-lived relationships with customers, and greater financial strength. Many of our competitors, both domestic and foreign, compete primarily on the basis of price. Our success has stemmed from the ability to remain price competitive, while delivering product quality, innovation, and customer service.

We face increasing pressure from foreign competitors as some of our customers source a portion of their components and finished products from Asia. When prices for key materials (such as steel, aluminum, and chemicals) are comparable throughout the world, it is generally cheaper to produce our components in the U.S. because of our products' low labor content. However, in instances where our customers move production of their finished products overseas, our operations must be located nearby to supply them efficiently. Accordingly, at the end of 2006, Leggett operated 12 facilities in China.

In recent years, we have experienced increased price competition in the U.S. from Chinese bedding component manufacturers. This has primarily occurred with lower-end commodity products in geographic markets easily served by major ocean ports. We reacted to this competition in 2006 by selectively adjusting prices, and also by developing new proprietary products that help reduce our customers' total costs.

The increased price competition for bedding components is partially due to lower wire costs in China. Asian manufacturers currently benefit from lower costs for commodities such as steel and chemicals. We believe these commodities are subsidized at times by Asian governments. When there is a cost imbalance in global commodities, this can impact pricing and demand for our products. Asian manufacturers also benefit from lenient attitudes toward safety and environmental matters, as well as currency rates that are pegged to the U.S. dollar rather than free floating. However, when exporting to the U.S., they must overcome higher transportation costs, increased working capital needs, and difficulty matching U.S. manufacturers' levels of service, flexibility, and logistics.

Restructuring and Asset Impairments

In the third quarter of 2005, we launched a significant broad-based restructuring project to reduce excess capacity and improve performance in a number of our businesses. That restructuring was completed in 2006 (except for some remaining asset sales).

As part of the restructuring plan, we identified 36 underutilized or underperforming facilities that were subsequently closed, consolidated, or sold (the 2005 Closure and Consolidation Initiative). We also took a more critical look at other underperforming operations; as a result, we modified or accelerated restructuring activities that were previously underway, and identified other operations with impaired assets.

Net Restructuring-Related charges
Millions of dollars


55
9
12
04
05
06

Net costs associated with all 2005 and 2006 restructuring-related activities were approximately $67 million, of which $55 million were recognized in 2005 and $12 million were recognized in 2006. These charges include the cost of plant closures (building cleanup and repair), equipment relocation, employee severance pay, asset impairment, inventory obsolescence, and similar items, partially offset by gains from asset sales. Of these net costs, about two-thirds were non-cash items. We estimate future gains from asset sales in the range of $10 million to $20 million, but the timing of these gains is uncertain and actual amounts could fall outside this estimated range.

Of the 36 facilities under the Closure and Consolidation Initiative, about half were in Residential Furnishings, one-quarter were in Commercial Fixturing & Components, and the remainder were in Industrial Materials and Specialized Products. These operations had total revenue of roughly $400 million per year. Most of this volume shifted to other facilities, but as anticipated, we reduced sales by $92 million per year as we divested small, non-core operations and walked away from unprofitable business. The majority of this volume reduction occurred in the Residential and Commercial segments.

We expect an ongoing annual pre-tax earnings benefit from the restructuring plan of approximately $30-$35 million. We realized about half of these benefits in 2006, and should see the full impact in 2007 and subsequent years. The benefits result primarily from the elimination of fixed costs associated with closed facilities, and a reduction in the number of employees. We provide additional details about restructuring and asset impairment in Note N to the financial statements on page 55.

Fixture & Display Performance

Sales volume in our Fixture & Display business declined slightly in 2006. While overall demand in this business has been difficult to predict, we are not expecting a significant near-term change in the market.

Although we are realizing the expected restructuring benefits, margins for this business are still not at desired levels. Efforts to improve performance are continuing on a number of fronts. We are implementing certain production process improvements, and are evaluating others aimed at reducing operating costs and increasing speed to market. We expect our renewed emphasis on innovation and product development to result in new product introductions that will allow us to expand our customer base, as well as increase sales to existing customers. In addition, we are continuing our efforts to maximize capacity utilization and will consolidate or close additional operations if necessary.

RESULTS OF OPERATIONS – 2006 VS. 2005

During 2006, we attained record sales and earnings. Sales grew 4% for the year, primarily from acquisitions. Earnings increased due to several factors, including lower restructuring-related expenses, absence of 2005's higher workers' compensation costs, and reimbursement of Canadian lumber duties. We also realized benefits from the restructuring, as expected, in the later part of the year. Further details about these items and our consolidated and segment results are discussed below.

Consolidated Results

The following table shows the changes in sales and earnings from 2005 to 2006, and identifies the major factors contributing to the changes:

(Dollar amounts in millions except per share data)	Amount	%
Net sales:		
Year ended December 31, 2005	$5,299	
Acquisition sales growth	279	5.3%
Restructuring-related closures & divestitures	(92)	(1.7)%
Internal sales growth	19	0.3%
Year ended December 31, 2006	$5,505	3.9%
Net earnings:		
Year ended December 31, 2005	$ 251	
Lower restructuring-related charges	29	
Lower workers' compensation expense	14	
Reimbursement of Canadian Lumer Duty	10	
Other offsetting factors including restructuring benefits, income from recent acquisitions, product mix, price competition, and higher interest expense	(4)	
Year ended December 31, 2006	$ 300	
Earnings Per Share December 31, 2005	$ 1.30	
Earnings Per Share December 31, 2006	$ 1.61	

Acquisitions contributed most of the full year sales gains, but this increase was partially offset by declines, as expected, from restructuring and divestitures. The restructuring-related sales decrease occurred as we chose to walk away from business that was marginally profitable, or in some instances, unprofitable. Internal sales (i.e., excluding acquisitions and divestitures) were roughly flat for the year. Lower volume in certain businesses offset inflation-related sales growth (from price increases we implemented to recover higher raw material costs). The price increases related primarily to higher costs for chemicals and other oil-based raw materials early in the year (versus lower levels in early 2005) and higher aluminum costs.

In the North American bedding market, volume was weak for most of the year and softened further beginning in September. Automotive demand, and to a lesser extent, custom store fixture demand was also soft for most of the year. In contrast, our residential furniture components, office furniture components, machinery, and foam businesses performed very well. These trends are discussed in the segment results below.

Net earnings and earnings per share increased versus 2005 primarily due to:

- Lower restructuring-related charges: Costs associated with the restructuring plan, discussed on page 55, decreased in 2006.
- Lower workers' compensation expense: In 2005, we significantly increased our reserves for workers' compensation to reflect higher costs of medical care and longer durations of claims. Workers' compensation costs returned to normal levels in 2006.
- Reimbursement of Canadian lumber duty: In late 2006, we received a refund of duties that we had paid to the U.S. Customs Department over the previous four years on imports of softwood lumber from Canada.

Earnings benefited as expected from restructuring-related operating improvements during the last half of 2006. Acquisitions completed over the past several months (including those completed in late 2005) also contributed to the 2006 earnings increase. In addition, a lower share count drove a portion of the increase in earnings per share. These earnings improvements were partially offset by:

- Product mix: Higher raw material costs in recent years have led some customers to modify their product design and replace higher cost components with lower cost (and lower margin) components.
- Price competition: In 2006, we experienced price competition in certain markets, and we responded by selectively reducing prices of certain of our products.
- Higher net interest expense ($5 million)

Segment Results

In the following section we discuss 2006 sales and earnings before interest and taxes (EBIT) for each of our segments. Reported amounts for 2004 and 2005 in the Commercial Fixturing & Components segment and the Specialized Products segment have been restated for an organizational change effective January 1, 2006. This change moved Commercial Vehicle Products operations from Commercial Fixturing & Components to Specialized Products, and also moved a small office components operation from Specialized Products to Commercial Fixturing & Components. We provide additional detail on our restated segment results and a reconciliation of segment EBIT to consolidated EBIT in Note L to the financial statements on page 52.

Residential Furnishings

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2006	$2,768	$277	10.0%
Year ended December 31, 2005	2,622	170	6.5%
Increase (decrease)	$ 146	$107	
% increase (decrease)	6%	63%	
Internal sales growth	1%		
Acquisitions (net of restructuring & divestitures)	5%		

Residential Furnishings sales increased in 2006, primarily from acquisitions. Internal sales grew slightly during the year, mainly due to inflation in our foam businesses and unit growth in upholstered furniture components. However, weak demand and price competition in the U.S. bedding market, in addition to de-contenting by some of our customers (those who have chosen to replace higher cost components with lower cost components) has offset much of the internal sales gains.

EBIT and EBIT margins increased versus 2005 due to several factors:

- Lower restructuring-related charges, net of gains from asset sales ($16 million)
- Reimbursement of Canadian lumber duty ($14 million)
- Lower workers' compensation expense ($11 million)
- Operational benefits from the restructuring
- Improved market conditions in our foam and fiber businesses
- Income from recent acquisitions

These improvements were partially offset by lower bedding volume, increased price competition, and higher energy and transportation costs.

We aggressively protected our bedding market share during 2006 as we dealt with price competition and de-contenting by our customers. Product development plays a key role in improving margins and increasing market share in our bedding component business. New product designs for both innersprings and box springs have recently been introduced and are being well received by the market.

Commercial Fixturing & Components

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2006	$1,033	$64	6.2%
Year ended December 31, 2005	1,069	40	3.7%
Increase (decrease)	$ (36)	$24	
% increase (decrease)	(3)%	60%	
Internal sales growth	(2)%		
Acquisitions (net of restructuring & divestitures)	(1)%		

Sales decreased in 2006 from a combination of lower unit volume and the impact, as expected, of restructuring activity. Demand for custom fixtures and displays softened in the latter part of the year, but this decrease was partially offset by continued growth in our businesses supplying office furniture components.

Despite lower sales, EBIT and EBIT margins increased versus 2005 primarily due to:

- Lower restructuring-related charges, net of gains from asset sales ($14 million)
- Lower workers' compensation expense ($5 million)
- Operational benefits from the restructuring

Segment margins improved during 2006, but are still below targeted levels. Further margin gains should come from the restructuring benefits and additional volume, but other operating initiatives (that are underway) should contribute about two-thirds of the remaining improvement needed to reach targeted levels.

Aluminum Products

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2006	$558	$42	7.5%
Year ended December 31, 2005	531	31	5.8%
Increase (decrease)	$ 27	$11	
% increase (decrease)	5%	35%	
Internal sales growth	5%		
Acquisitions (net of restructuring & divestitures)	–		

Sales increased in 2006 solely from internal growth. Inflation was the main driver (we passed through higher raw material costs) but was partially offset by slight declines in unit volumes. Small engine sales were weak during the last half of 2006, in part due to the absence of significant weather events that drive generator and snow blower sales; outdoor grill volume also declined, offsetting gains in several of our other markets during the year.

EBIT and EBIT margins increased versus 2005 from:

- Higher sales
- Benefits from the restructuring and other operational progress over the past year
- Lower restructuring-related costs ($3 million)

These benefits were partially offset by start-up costs at our new facility in Auburn, Alabama, and higher energy costs. EBIT margins in 2006 were also negatively impacted by the pass-through of higher raw material costs with little incremental profit.

Industrial Materials

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2006	$751	$ 62	8.2%
Year ended December 31, 2005	844	104	12.3%
Increase (decrease)	$ (93)	$ (42)	
% increase (decrease)	(11)%	(40)%	
Internal sales growth	(10)%		
Acquisitions (net of restructuring & divestitures)	(1)%		

Internal sales were down for the year due, in equal parts, to deflation and lower unit volumes. Volume declines resulted from continued weakness in U.S. bedding demand (which impacts our wire operations) and lower production levels in the automotive industry (which impacts our tubing businesses).

EBIT and EBIT margins decreased versus 2005 largely from reduced sales, lower profitability at the rod mill, and higher raw material costs. Lower restructuring-related expenses ($4 million), lower workers' compensation costs ($3 million), and restructuring benefits offset some of this decline.

In 2004 and 2005, segment margins were above our long-range, targeted levels mainly due to unusual market conditions that resulted in unsustainably high margins on our rod production. In 2006, the market began returning to more normal levels.

Specialized Products

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2006	$754	$43	5.7%
Year ended December 31, 2005	661	33	4.9%
Increase (decrease)	$ 93	$10	
% increase (decrease)	14%	30%	
Internal sales growth	–		
Acquisitions (net of restructuring & divestitures)	14%		

Sales growth in 2006 resulted entirely from acquisitions completed in late 2005. Internal sales were essentially flat for the year. In our automotive business, market weakness in North America, particularly in larger vehicles that contain more seats with higher-end features, has been offset by growth in Asia and Europe. Machinery volume was stronger in 2006, reflecting improved demand for bedding related equipment in certain international markets. In the Commercial Vehicle Products business, demand for fleet van interiors (racks, shelving, and cabinets installed in service vans) grew in 2006, but we experienced market softness for commercial truck equipment (truck bodies for cargo vans, flatbed trucks, service trucks, and dump trucks), caused in part by production cuts at the auto and truck manufacturers, and associated shortages of commercial truck chassis. This situation was corrected late in 2006, and truck chassis are now available.

EBIT and EBIT margins increased versus 2005 in part due to:

- Lower restructuring-related costs ($6 million)
- Earnings from recently acquired companies
- Lower workers' compensation expense ($2 million)
- Operational benefits from the restructuring

Currency factors ($6 million) offset some of these gains.

Although segment margins improved this year, they are still below targeted levels in part due to lower volume in North American automotive and portions of the Commercial Vehicle businesses, as well as continued weakness of the U.S. dollar versus the Canadian dollar.

RESULTS OF OPERATIONS – 2005 VS. 2004

We achieved record sales in 2005, exceeding the prior year by 4%. Earnings for the year decreased primarily due to restructuring, asset impairment, and inventory obsolescence charges (related to the restructuring plan). Inflation was a challenge during the year, primarily in oil-based raw materials, but by year-end these higher costs were reflected in our selling prices. Further details about these items and our consolidated and segment results are discussed below.

Consolidated Results

The following table shows the changes in sales and earnings from 2004 to 2005, and identifies the major factors contributing to the changes:

(Dollar amounts in millions except per share data)	Amount	%
Net sales:		
Year ended December 31, 2004	$5,086	
Acquisition sales growth (net of divestitures)	107	2.1%
Internal sales growth	106	2.1%
Year ended December 31, 2005	$5,299	4.2%
Net earnings:		
Year ended December 31, 2004	$ 285	
Restructuring-related charges	(37)	
Higher workers' compensation expense	(14)	
Lower tax rate	10	
Increased sales and other	7	
Year ended December 31, 2005	$ 251	
Earnings Per Share December 31, 2004	$ 1.45	
Earnings Per Share December 31, 2005	$ 1.30	

Internal growth and acquisitions each contributed about half the net sales increase. Internal sales growth (i.e., growth excluding acquisitions and divestitures) was mainly due to inflation – we implemented price increases to recover higher raw material costs. These increases related primarily to higher costs for steel early in the year (versus lower levels in early 2004), and for chemicals, fibers, and resins throughout 2005. By late 2005, steel costs had declined (versus peak levels in the last half of 2004), and we experienced modest deflation in a few businesses.

Unit volumes were mixed across our various markets. For the full year, we posted solid growth in our businesses supplying upholstered furniture components, but these gains were offset by declines in our bedding and automotive businesses. Volume was essentially flat in many of our other markets. These trends are discussed in the segment results which follow.

Inflation was a significant challenge again in 2005. The largest impact resulted from higher oil prices, which affect the cost of raw materials such as chemicals, fibers, and resins. Many of these costs rose throughout the year, but the increases accelerated following the 2005 hurricanes. In response, we raised prices to our customers, and by year-end, the higher costs were reflected in our selling prices.

Net earnings and earnings per share decreased versus 2004 primarily due to:

- Restructuring-related charges: As shown in the previous table, restructuring-related charges represent the majority of the decrease in 2005 earnings. These charges include the cost of plant closures, equipment relocation, employee severance pay, asset impairment, inventory obsolescence, and other similar costs associated with the restructuring plan discussed on page 55.
- Higher workers' compensation expense: In 2005, we significantly increased our reserves for workers' compensation to reflect higher costs of medical care and longer durations of claims, since more treatment options are available and can continue over longer periods of time.

Earnings were also affected by higher energy and transportation costs, and a weaker U.S. dollar (which caused margin declines in our Canadian operations that sell in U.S. dollars but incur costs in Canadian dollars). These declines were partially offset by benefits from sales growth and a tax benefit from a planned foreign entity restructuring and cash repatriation transaction. This transaction generated a net tax benefit of approximately $10 million.

Segment Results

In the following section, we discuss 2005 sales and earnings before interest and taxes (EBIT) for each of our segments. A reconciliation of segment EBIT to consolidated EBIT is provided in Note L to the financial statements on page 52.

All of our segments use the first-in, first-out (FIFO) method for valuing inventory. In 2004, segment margins generally benefited under the FIFO method from the effect of rising commodity costs. In 2005, declining steel costs caused margins (mainly in Residential and Industrial) to decrease under this same method. In our consolidated financials, we use the last-in, first-out (LIFO) method for determining the cost of about half of our inventories. An adjustment is made at the corporate level (i.e., outside the segments) to convert the appropriate operations to the LIFO inventory method.

Residential Furnishings

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2005	$2,622	$170	6.5%
Year ended December 31, 2004	2,482	265	10.7%
Increase (decrease)	$ 140	$ (95)	
% increase (decrease)	6%	(36)%	
Internal sales growth	3%		
Acquisition sales growth	3%		

Sales in Residential Furnishings increased in 2005 from a combination of internal growth and acquisitions. Inflation contributed the bulk of the internal sales growth. During the first half of 2005, sales increased over the prior year due to price increases (for the pass through of higher steel costs) implemented in the latter part of 2004. In the last half of 2005, declining steel costs (which were also passed through to our customers) resulted in slight deflation in certain businesses. When combined, these price-related factors led to higher full year sales.

Unit volume declines and changes in product mix partially offset inflation-related sales growth in 2005. Unit volumes were down slightly, with decreases in bedding more than offsetting gains in upholstered furniture components. In addition, inflation in the raw materials used to produce finished bedding and upholstered furniture has, in certain cases, led our customers to change their product design, which has reduced the quantity and changed the mix of components they buy from us.

EBIT and EBIT margins decreased versus 2004 due to several factors:

- Restructuring-related and asset impairment charges ($26 million)
- Selling price decreases related to lower steel costs – We reduced selling prices (to reflect lower steel costs) more quickly than we were able to consume our higher cost inventories.
- Higher energy and transportation costs
- Increased workers' compensation expense ($11 million)

- Changes in product mix (i.e., increased sales of lower margin components)
- Currency impacts (approximately $6 million) – In certain operations, we incur costs in Canadian dollars and sell products in U.S. dollars. The weaker U.S. dollar caused margin declines in these operations.
- Unit volume declines in bedding
- Inflation in certain raw materials

Commercial Fixturing & Components

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2005	$1,069	$ 40	3.7%
Year ended December 31, 2004	995	54	5.4%
Increase (decrease)	$ 74	$(14)	
% increase (decrease)	7%	(26)%	
Internal sales growth	6%		
Acquisition sales growth	1%		

Internal growth accounted for the bulk of the sales increase in 2005. Inflation (primarily related to higher steel costs) and higher unit volumes each contributed about half of the internal sales growth.

Our Fixture & Display businesses experienced modest increases in unit volume during the year. We also posted slight unit volume gains in office furniture components, which continued a trend of stable to improving market conditions that began mid-year 2003.

EBIT and EBIT margins decreased versus 2004 primarily due to:

- Restructuring-related and asset impairment charges ($13 million)
- Currency impacts (approximately $6 million)
- Higher workers' compensation expense ($5 million)

These items were partially offset by benefits related to slightly higher unit volume and gains from asset sales (approximately $3 million).

Aluminum Products

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2005	$531	$ 31	5.8%
Year ended December 31, 2004	522	46	8.7%
Increase (decrease)	$ 9	$(15)	
% increase (decrease)	2%	(33)%	
Internal sales growth	2%		
Acquisition sales growth	–		

Higher sales in 2005 were entirely due to internal growth. Unit volumes were up slightly, but inflation contributed most of the increase as we passed through higher raw material costs. The rate of internal growth in this segment slowed as the year progressed and we reached the one year anniversary of the start-up of major new programs from 2004.

EBIT and EBIT margins decreased versus 2004 due to:

- Restructuring-related and asset impairment charges ($3 million)
- Inefficiencies at some plants – primarily (i) losses at a facility that is now closed, and (ii) costs associated with the start-up of new programs
- Higher energy costs
- A work stoppage at one facility

Industrial Materials

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2005	$844	$104	12.3%
Year ended December 31, 2004	818	122	14.9%
Increase (decrease)	$ 26	$ (18)	
% increase (decrease)	3%	(15)%	
Internal sales growth	3%		
Acquisition sales growth	–		

Internal growth contributed the entire sales increase in 2005, with inflation more than offsetting lower unit volumes. During the first half of 2005, sales increased over last year due to price increases (for the pass through of higher steel costs) implemented in the latter part of 2004. In the last half of 2005, declining steel costs, which were also passed through to our customers, resulted in deflation. When combined, these price-related factors led to higher full year sales.

Unit volumes declined for the year primarily due to weaker bedding demand (which impacts our wire operations) and lower production levels in the automotive industry (which impacts our tubing businesses). When bedding demand improved late in the year, unit volumes in this segment increased slightly.

EBIT and EBIT margins decreased versus 2004 due to several factors, including:

- Restructuring-related and asset impairment charges ($4 million)
- Higher energy and transportation costs
- Increased workers' compensation expense ($3 million)
- Unit volume declines

Specialized Products

(Dollar amounts in millions)	Sales	EBIT	EBIT Margins
Year ended December 31, 2005	$661	$ 33	4.9%
Year ended December 31, 2004	651	52	8.0%
Increase (decrease)	$ 10	$(19)	
% increase (decrease)	2%	(37)%	
Internal sales growth	(4)%		
Acquisition sales growth	6%		

In 2005, a decline in internal sales was more than offset by acquisition growth. Volume decreased in our automotive and machinery businesses. Lower production levels in the automotive industry during 2005 led to reduced volume in our businesses supplying that industry. In addition, bedding manufacturers (the primary customers of our machinery business) reduced their capital spending in 2005 due to lower market demand for bedding throughout most of the year. This restricted spending impacted our machinery volume during the year.

EBIT and EBIT margins decreased versus 2004 primarily due to:

- Restructuring-related and asset impairment charges ($9 million)
- Unit volume declines
- Currency impacts (approximately $3 million)
- Higher workers' compensation expense ($2 million)

LIQUIDITY AND CAPITALIZATION

In this section, we provide details about our
- Uses of cash
- Cash from operations
- Debt position and total capitalization

Our priorities for use of cash, in order of importance, are:
- Finance internal growth and acquisitions
- Pay dividends and extend our record of annual increases
- Repurchase our stock

Our operations provide much of the cash required to fund these priorities. Over the past two years, we also increased net debt and used excess cash for a portion of these items, including higher levels of acquisitions and share repurchases. Net debt to net capital has increased from 21.9% at the beginning of 2005 to 28.0% at the end of 2006. Our long-term goal is to have net debt as a percent of net capital in the 30% - 40% range, while maintaining our longstanding "single A" debt rating.

Uses of Cash

Finance Growth

We use cash to fund growth, both internally through capital expenditures and externally through acquisitions.

Capital Expenditures
Millions of dollars



157
164
166
04
05
06

Capital expenditures are investments we make to modernize, maintain, and expand manufacturing capacity. We expect 2007 capital spending to be about $180 million, up slightly from 2006.

Acquisitions add to our business by expanding our markets, product lines, or manufacturing capabilities. Our level of acquisition spending was lower in 2006 than it was in 2005, as fewer opportunities came to fruition. In 2005, we completed several acquisitions, including the third largest in our history. In addition to the initial cash outlays for acquisitions (shown in the accompanying chart), we also assumed debt of $1 million, $35 million, and $5 million, respectively in the 2004, 2005, and 2006 transactions.

Cash Used for Acquisitions
Millions of dollars



46
181
83
04
05
06

We acquired five businesses in 2006 that should add about $75 million to annual revenue. All these transactions occurred in the Residential Furnishings segment. These acquisitions:
- broadened our geographic presence and product offerings in geo components
- expanded our rubber carpet underlay business
- added to our international spring operations

In 2005, we acquired 12 companies with annualized sales of approximately $320 million ($170 million in Residential Furnishings and $150 million in Specialized Products).
- Residential Furnishings: We added 10 businesses in this segment. The largest, Ikex/Jarex, significantly expanded our presence in the conversion and distribution of geo components. Geo components include geotextiles (synthetic fabrics used in a variety of applications such as ground stabilization, drainage protection, erosion control, and weed control), silt fencing, seed, and other related products sold primarily to the construction, landscaping, and agricultural industries. The other acquisitions in the segment:
  - established, early in 2005, a small foothold in geo components
  - broadened our product offerings to include all major types of carpet underlay
  - expanded our base of operations producing furniture mechanisms in China
  - added to our businesses that produce and sell bedding components, upholstered furniture components, and top-of-the-bed products
- Commercial Fixturing & Components: We acquired one company which had been a key supplier to our Fixture & Display operations for many years. This company produces retail store fixtures and gondola shelving. Importantly, it gave us an operating presence in China from which to serve the growing domestic Chinese market. The acquisition expanded our manufacturing capacity but did not significantly increase our reported sales since most of the product is sold to other Leggett operations for distribution in the U.S.
- Specialized Products: We acquired America's Body Company, a designer, manufacturer, and supplier of equipment for light-to-medium duty commercial trucks. Major product categories include van interiors (racks, shelving, and cabinets installed in service vans) and truck bodies (for cargo vans, flatbed trucks, service trucks, and dump trucks).

We provide additional details about acquisitions in Note B to the financial statements on page 44.

Pay Dividends

In 2006, we increased our annual dividend for the 35th consecutive year. Over the last three years, dividends have grown at a 7% compound annual rate. Our long-term target for dividend payout is approximately one-third of the prior three years' average earnings. Our actual dividend payout has been above those levels in recent years, but as earnings grow, we expect to move back toward that target. We expect to spend approximately $125 million on dividend payments in 2007.

Dividends Paid
Millions of dollars



110
118
121
04
05
06

Repurchase Stock

During the past two years, we have purchased a total of 16.5 million shares of our stock and reduced our outstanding shares by about 7%. We typically fund our share repurchases with cash from operations.

In 2005, we purchased 10.3 million of our shares, considerably more than in any previous year. This was an opportunistic move that was driven by two main factors: 1) additional cash was available as we increased net debt, and 2) a lower stock price in the last few months of the year presented an attractive buying opportunity. Almost six million shares were purchased during a nine week period in the third and fourth quarters, at an average price of about $20.25 per share. In 2006, share repurchases were lower (versus 2005), in part because we did not have as large an increase in our net debt levels.

The cash available to repurchase shares will fluctuate each year with earnings, capital spending, and the pace of acquisitions. At a minimum, we typically repurchase shares to replace those issued for employee stock plans (approximately two million shares each year). Although no specific repurchase schedule has been established, we have been authorized by the Board of Directors to repurchase up to 10 million shares in 2007. We expect to spend about $250 – $300 million in 2007 for acquisitions and share repurchases combined.

Cash from Operations

Cash from operations is our primary source of funds. Changes in earnings and working capital levels are the two broad factors that generally have the greatest impact on our cash from operations. In 2006, cash from operations increased 7% over 2005. Earnings grew in 2006, but were partially offset by increased working capital due to higher inventories. This inventory increase resulted primarily from softening demand in certain markets and opportunistic pre-buys of raw materials. Working capital management remains a priority, and we expect to improve these levels (as a percent of sales) in 2007.

Annual Dividend Rate
Cents per share


58
63
67
04
05
06

Dividend Payout
Percent


47.4
49.7
46.1
04
05
06

Payout = annual dividend rate / average EPS for prior 3 years

Stock Repurchases, Net
Millions of dollars


74
227
140
04
05
06

Cash From Operations
Millions of dollars


339
448
479
04
05
06

In 2005, cash from operations increased, despite lower earnings. A smaller increase in working capital (compared to 2004) was the main driver, and resulted primarily from lower inflation.

In 2004, cash from operations benefited from stronger earnings, but was reduced overall by an increase in working capital. The higher working capital levels were primarily the result of inflation.

Working capital levels vary by segment, with the requirements of Aluminum Products and Commercial Fixturing & Components generally higher than overall company averages. Accounts receivable balances in these segments are typically higher due to the longer credit terms required to service certain customers of the Aluminum Die Casting and Fixture & Display businesses. These same businesses also require higher inventory investments due to the custom nature of their products, longer manufacturing lead times (in certain cases), and the needs of many customers to receive large volumes of product within short periods of time.

Capitalization

This table presents key debt and capitalization statistics at the end of the three most recent years.

(Dollar amounts in millions)	2006	2005	2004
Long-term debt outstanding:			
Scheduled maturities	**$ 906**	$ 922	$ 779
*Average interest rates**	***5.0%***	*5.0%*	*4.1%*
*Average maturities in years**	***7.4***	*7.8*	*5.6*
Revolving credit/commercial paper	**154**	–	–
Total long-term debt	**1,060**	922	779
Deferred income taxes and other liabilities	**163**	156	145
Shareholders' equity	**2,351**	2,249	2,313
Total capitalization	**$3,574**	$3,327	$3,237
Unused committed credit:			
Long-term	**$ 246**	$ 400	$ 342
Short-term	–	–	–
Total unused committed credit	**$ 246**	$ 400	$ 342
Current maturities of long-term debt	**$ 52**	$ 99	$ 401
Cash and cash equivalents	**$ 132**	$ 65	$ 491
Ratio of earnings to fixed charges**	**6.2x**	6.7x	8.0x

** These calculations include current maturities but exclude commercial paper.*
*** Fixed charges include interest expense, capitalized interest, and implied interest included in operating leases.*

The next table shows the percent of long-term debt to total capitalization at December 31, 2006 and 2005. We show this calculation in two ways:

- Long-term debt to total capitalization as reported in the previous table.
- Long-term debt to total capitalization, each reduced by total cash and increased by current maturities of long-term debt.

We believe that adjusting this measure for cash and current maturities allows more meaningful comparison to recent periods during which cash has ranged from $65 million to $491 million. We use these adjusted measures to monitor our financial leverage.

(Dollar amounts in millions)	2006	2005
Long-term debt	**$1,060**	$ 922
Current debt maturities	**52**	99
Cash and cash equivalents	**(132)**	(65)
Net debt	**$ 980**	$ 956
Total capitalization	**$3,574**	$3,327
Current debt maturities	**52**	99
Cash and cash equivalents	**(132)**	(65)
Net capitalization	**$3,494**	$3,361
Long-term debt to total capitalization	**29.7%**	27.7%
Net debt to net capitalization	**28.0%**	28.4%

Total debt (which includes long-term debt and current debt maturities) increased $91 million in 2006. During the year, we added $190 million of debt, including $154 million of commercial paper borrowings, and repaid $99 million of debt that came due.

Since 2003, we've issued $730 million of fixed rate debt with an average remaining life at the end of 2006 of 8.5 years, and a weighted average coupon rate of 4.7%. To further facilitate the issuance of debt and other securities, $300 million remains available under a shelf registration.

In addition to issuing long-term notes, we can also raise cash by issuing up to $400 million in commercial paper through a program that is backed by a $400 million, five year revolving credit commitment. We expect any commercial paper issued under this agreement to be classified as long-term debt since we intend to maintain or increase the balance until it is replaced with long-term notes. At the end of 2006, $154 million in commercial paper was outstanding under this program.

With both the shelf registration and the commercial paper program in place, we believe we have sufficient funds available to support our ongoing operations and take advantage of growth opportunities.

Most of our debt has fixed repayment dates. At the end of 2006, this debt consisted primarily of term notes. We have maintained a single A rating (from both Moody's and Standard & Poor's) on our term notes and public debt for over a decade. Our commercial paper program carries a Moody's rating of P-1 and a Standard & Poor's rating of A-1.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations and commitments:

(Dollar amounts in millions)	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt*	$1,093	$ 40	$107	$177	$ 769
Capitalized leases	19	12	4	2	1
Operating leases	171	50	63	35	23
Purchase obligations**	431	431	–	–	–
Interest payments***	369	54	97	78	140
Deferred income taxes	67	–	–	–	67
Other obligations (including pension)	96	6	13	9	68
Total contractual cash obligations	$2,246	$593	$284	$301	$1,068

** The long-term debt payment schedule presented above could be accelerated if we were not able to make the principal and interest payments when due. Long-term debt includes $154 million of outstanding commercial paper, which is generally due overnight. We have classified commercial paper as long-term debt (due in 3-5 years) since the commercial paper program is supported by a $400 million revolving credit agreement which terminates in 2011.*

*** Purchase obligations primarily include open short-term (30-120 days) purchase orders that arise in the normal course of operating our facilities.*

**** Interest payments are calculated on debt outstanding at December 31, 2006 at rates in effect at the end of the year. These totals include interest on the $154 million of outstanding commercial paper discussed above.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. To do so, we must make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures. If we used different estimates or judgments our financial statements would change, and some of those changes could be significant. Our estimates are frequently based upon historical experience and are considered by management, at the time they are made, to be reasonable and appropriate. Estimates are adjusted for actual events, as they occur.

"Critical accounting estimates" are those that are: a) subject to uncertainty and change, and b) of material impact to our financial statements. Listed here are the estimates and judgments which we believe could have the most significant effect on our financial statements:

- Asset and goodwill impairment
- Inventory
- Workers' compensation, general liability and employee benefit programs
- Credit losses
- Pension accounting
- Income taxes
- Contingencies

We provide additional details regarding our significant accounting policies in Note A to the financial statements on page 41.

Asset and Goodwill Impairment

Long-lived assets are assessed annually, and whenever events warrant, to ensure that future cash flows (from use of the asset) exceed the book value of the asset. In performing these assessments, we make judgments and estimates about: a) the future cash flows expected from use (and eventual disposition) of the assets, and b) the assets' fair market values. If actual future cash flows are lower than our estimates, we could incur future (unanticipated) impairment charges.

Our eleven reporting units for goodwill purposes are one level below our operating segments, and are the same as the Business Groups disclosed in "Item 1. Business" of our 2006 Form 10-K. We assess our reporting units for possible goodwill impairment on an annual basis and whenever events warrant. In doing so, we estimate the fair market values of our reporting units using a discounted cash flow model. Key assumptions and estimates used in the cash flow model include discount rate, internal sales growth, margins, capital expenditure requirements, and working capital requirements. Recent performance of the reporting unit is an important factor, but not the only factor, in our assessment. To date, none of our assessments has determined that a goodwill impairment exists for any of our reporting units. The total amount of goodwill at December 31, 2006, was $1.1 billion.

The Fixture & Display Group, one of our reporting units, is operating at levels below our long-term expectations. We reviewed this group for potential goodwill impairment as of June 30, 2006 (our annual testing date), and determined that the fair market value exceeded the recorded value of the group's assets, so no impairment was recognized. If earnings in this group fail to more consistently meet forecasted levels, a goodwill impairment charge may be necessary in the future. About $300 million of goodwill is associated with these operations.

Inventory

In determining the value of inventories, we make assumptions about the value of products that are obsolete or slow-moving (i.e. not selling very quickly). If we have had no sales of a given product for 12 months, those items are generally deemed to have no value. If we have more than a one-year's supply of a product, we value that inventory at net realizable value (what we think we will recover). At December 31, 2006, we had reduced inventory values by $39 million (approximately 4% of total inventory valued on a FIFO basis) to account for obsolete and slow moving items.

Workers' Compensation, General Liability and Employee Benefit Programs

We are substantially self-insured for certain costs related to workers' compensation, automobile, product and general liability, property, and medical insurance. When estimating the potential amounts we might have to pay (since we are self-insured), we consider a number of factors, including historical claim experience, demographic factors, valuations provided by independent actuaries (where appropriate), and potential recoveries from third party insurance carriers.

In 2005, we significantly increased our reserve for workers' compensation to reflect higher costs of medical care and longer durations of claims (as more treatment options are available and can continue over longer periods of time).

Over the past five years, we have incurred, on average, $26 million annually for costs associated with these insurance programs. Average year-to-year variation over the past five years has been approximately $4 million. At December 31, 2006, we had accrued $70 million to cover future self-insurance liabilities.

Credit Losses

Our customers are diverse. Many are small-to-medium sized companies, and some are highly leveraged. Bankruptcy can occur with some of these customers relatively quickly and with little warning. We regularly evaluate the ability of our customers to pay what they owe us. When we become aware of a specific customer's potential inability to pay, we record a bad debt reserve for the amount we believe may not be collectible. We consider factors such as the length of time that receivables are past due, the financial health of the customer, industry and macroeconomic considerations, and historical experience.

The total amount of credit losses over the last three years is $21 million. At December 31, 2006, our reserves for doubtful accounts totaled $22 million (about 2.5% of our accounts and notes receivable of $895 million).

Pension Accounting

For our pension plans, we must estimate the cost of benefits to be provided (well into the future) and the current value of those benefit obligations. The two most critical assumptions affecting these estimates are the discount rate and the expected return on assets. Other assumptions include rates of compensation increases, withdrawal and mortality rates, and retirement ages. These estimates impact the pension expense or income we recognize and our reported benefit obligations. We have recognized the impact of individual plans' funded amounts on the balance sheet, and continue to use a September 30 measurement date for our most significant plans.

To reflect market interest rates, in 2006 we increased the discount rate for our major pension plans to 5.75% from 5.5%. We continued to assume long-term returns of 8.0% on the assets of these plans, which was identical to our 2005 and 2004 assumptions.

Sensitivity to changes in the critical assumptions for our major plans is as follows:

- Discount rate: a 25 basis point decrease in the discount rate would increase pension expense by approximately $.5 million and decrease the plans' funded status by approximately $6 million.
- Expected return on assets: a 25 basis point reduction in the expected return on assets would increase pension expense by $.5 million, but have no effect on the plans' funded status.

In 2005, we also adjusted to a longer average life expectancy for participants, increasing the total future benefits plan members are anticipated to receive. This reduced the funded status of the plans by $10 million.

We expect that the combined contribution in 2007 to our defined benefit plans will total approximately $2 million. On December 31, 2006, our defined benefit Retirement Plan covering non-union employees was frozen, thereby eliminating the future accrual of benefits to current participants and closing the plan to new participants. This plan change should reduce the projected benefit obligation by $12 million, and reduce 2007 pension expense by $4 million. Current participants will be moved to a defined contribution plan with a company contribution based upon the current age of the participant.

Income Taxes

In the ordinary course of business, we must make estimates of the tax treatment of many transactions, even though the ultimate tax outcome may remain uncertain for some time. These estimates become part of the annual income tax expense reported in our financial statements. Subsequent to year-end, we finalize our tax analysis and file income tax returns. Tax authorities periodically audit these income tax returns and examine our tax filing positions, including (among other things) the timing and amounts of deductions, and the allocation of income among tax jurisdictions. We adjust income tax expense in our financial statements in the periods in which the actual outcome becomes more certain.

At December 31, 2006, five open years were undergoing (or subject to) audit by the United States Internal Revenue Service (IRS) and Canada Revenue Agency. In 2005, audits in both countries for the years 2000 and 2001 were settled in all material respects with no significant adjustments. In 2006, the IRS examination for the years 2002 and 2003 was concluded. A final report was issued, and the net refund of approximately $11 million, plus interest, was under review by the Joint Committee on Taxation as of December 31, 2006. The largest issue pertained to a refund claim we made for a worthless stock deduction. The resolution of this item has been reflected in 2006 as a reduction in the Company's overall tax rate.

At December 31, 2006 and 2005, we had $38 million and $37 million, respectively, of net deferred tax assets on our balance sheet related to operating loss and tax credit carry-forwards. The ultimate realization of these deferred tax assets is dependent upon the amount and source of future taxable income. Valuation reserves are established against future potential tax benefits to reflect the amounts that we believe have no more than a 50% probability of being realized. In addition, assumptions have been made regarding the non-repatriation of earnings from certain subsidiaries. Those assumptions may change in the future, thereby affecting future period results for the tax impact of such earnings.

Contingencies

Our disclosure and accrual of loss contingencies (i.e., losses that may or may not occur) are based on our assessment of the likelihood that the expenses will actually occur, and our estimate of the likely cost. Our estimates and judgments are subjective and can involve matters in litigation, the results of which are generally very unpredictable.

In 2005, we recorded a receivable of $5 million related to an ongoing international dispute over countervailing duties (CVD) and anti-dumping duties (ADD) imposed by the United States on softwood lumber imported from Canada. This receivable represented our estimate of the payments to be refunded to us based on the difference between the rates we actually paid and the final rates, as determined by the U.S. Department of Commerce in their first and second annual administrative reviews.

In the fourth quarter of 2006, the U.S. and Canada finalized an agreement to settle this dispute, and as a result, we were refunded $21 million in duties and interest for our claim. We have recorded this refund as income ($16 million in 2006 and $5 million in 2005), and provide additional details of this activity and other contingencies in Note M to the financial statements on page 54.

NEW ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 155, "Accounting for Certain Hybrid Financial Instruments." SFAS 155 establishes, among other things, the accounting for certain derivatives embedded in other financial instruments and is effective for the Company January 1, 2007. This statement is not expected to have a material impact on the Company's financial reporting and disclosures.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). This interpretation modified the accounting for uncertain income tax positions recognized in accordance with SFAS 109, "Accounting for Income Taxes." Specifically, FIN 48 changes the application of SFAS 109 by establishing criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. Additionally, FIN 48 provides new rules for measurement, derecognition, classification, interest and penalties, accounting for income taxes in interim periods, as well as disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, and does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 provides guidance for using fair value to measure assets and liabilities, and requires additional disclosure about the use of fair value measures, the information used to measure fair value, and the effect fair-value measurements have on earnings. The primary areas in which the Company utilizes fair value measures are valuing pension plan assets and liabilities, valuing hedge-related derivative financial instruments, allocating purchase price to the assets and liabilities of acquired companies, and evaluating long-term assets for potential impairment. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for the Company beginning January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires the Company to recognize the funded status of each of its defined benefit postretirement plans as an asset or liability on the balance sheet. This requirement is effective as of December 31, 2006, and is reflected in the accompanying financial statements. Future changes in funded status that are not reflected in net income will be recognized in other comprehensive income. The net impact of the adoption of SFAS 158 was a net reduction in shareholders' equity of $19.8 million. SFAS 158 will also require the Company to measure the funded status of its plans as of year-end beginning with the December 31, 2008 balance sheet. The Company currently uses September 30 as the measurement date for its most significant plans.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108) which expresses the staff's views regarding quantifying the effects of financial statement errors. Currently, the two methods most commonly used to quantify misstatements are the "rollover" method (which focuses primarily on the impact of misstatements on the current period income statement) and the "iron curtain" method (which focuses primarily on the cumulative effect of misstatements on the balance sheet). SAB 108 requires companies to consider both the rollover and iron curtain methods (a dual approach) when evaluating the materiality of financial statement errors. SAB 108 is effective for the Company beginning with its December 31, 2006 annual financial statements. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

FORWARD-LOOKING STATEMENTS AND RELATED MATTERS

This report and our other public disclosures, whether written or oral, may contain forward-looking statements including, but not limited to, projections of revenue, income, earnings, capital expenditures, dividends, capital structure, cash flows or other financial items; possible plans, goals, objectives, prospects, strategies or trends concerning future operations; statements concerning future economic performance; and statements of the underlying assumptions relating to the forward-looking statements. These statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "should" or the like. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described in this provision.

Any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have, and do not undertake, any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends or results.

It is not possible to anticipate and list all risks, uncertainties and developments which may affect the Company's future operations or performance, or which otherwise may cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following:

- factors that could affect industries or markets in which we participate, such as growth rates and opportunities in those industries, changes in demand for certain products or trends in business capital spending
- changes in competitive, economic, legal, market and political conditions, including the rate of economic growth in the United States and abroad, inflation, currency fluctuation, political risk, U.S. or foreign laws or regulations, consumer sentiment, employment levels, housing turnover, interest rates, taxation and the like
- price and product competition from foreign (particularly Asian) and domestic competitors
- factors that could impact raw material and other costs, including the availability and pricing of steel rod and scrap, and other raw materials (including chemicals, fibers and resins), the reduction in the spread between the pricing of steel rod and steel scrap, energy costs (including natural gas, electricity and fuel) and the availability of labor
- our ability to pass along raw material cost increases to our customers through increased selling prices
- our ability to maintain profit margins if our customers change the quantity and mix of our components in their finished goods because of increased raw materials costs
- our ability to improve operations and realize cost savings (including our ability to continue improving the profitability of the Fixture & Display group)
- a significant decline in the long-term outlook for any given reporting unit that could result in goodwill impairment
- our ability to achieve long-term targets for sales, earnings and margins for the Company as a whole and for each segment
- litigation risks, including litigation regarding product liability and warranty, intellectual property and workers' compensation expense

Furthermore, we have made and expect to continue to make acquisitions. Acquisitions present significant challenges and risks, and depending upon market conditions, pricing and other factors, there can be no assurance that we can successfully negotiate and consummate acquisitions or successfully integrate acquired businesses into the Company.

This MD&A contains a disclosure on page 31 of the security ratings of the Company's public debt. This discussion is not a recommendation to buy, sell or hold securities. Also, the security ratings are subject to revisions and withdrawal at any time by the rating organizations. Each rating should be evaluated independently of any other rating.

Management's Report on Internal Control Over Financial Reporting

Leggett & Platt, Incorporated

Management of Leggett & Platt, Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Leggett & Platt's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Leggett & Platt;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Leggett & Platt are being made only in accordance with authorizations of management and directors of Leggett & Platt; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management (including ourselves), we conducted an evaluation of the effectiveness of Leggett & Platt's internal control over financial reporting, as of December 31, 2006, based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, we concluded that Leggett & Platt's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

David S. Haffner
President and
Chief Executive Officer

Matthew C. Flanigan
Senior Vice President and
Chief Financial Officer

February 23, 2007

Report of Independent Registered Public Accounting Firm

Leggett & Platt, Incorporated

To the Board of Directors and Shareholders of Leggett & Platt, Incorporated:

We have completed integrated audits of Leggett & Platt, Incorporated's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Leggett & Platt, Incorporated and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, MO
February 23, 2007

Consolidated Statements of Earnings

Leggett & Platt, Incorporated

(Amounts in millions, except per share data)

Year ended December 31	**2006**	2005	2004
Net sales	**$ 5,505.4**	$ 5,299.3	$ 5,085.5
Cost of goods sold	**4,507.0**	4,386.5	4,169.7
Gross profit	**998.4**	912.8	915.8
Selling and administrative expenses	**489.5**	468.8	460.2
Amortization of intangibles	**18.8**	10.3	10.5
Other expense (income), net	**8.1**	37.5	(16.6)
Earnings before interest and income taxes	**482.0**	396.2	461.7
Interest expense	**56.2**	46.7	45.9
Interest income	**9.0**	6.7	6.8
Earnings before income taxes	**434.8**	356.2	422.6
Income taxes	**134.5**	104.9	137.2
Net earnings	**$ 300.3**	$ 251.3	$ 285.4
Earnings per share			
Basic	**$ 1.61**	$ 1.30	$ 1.46
Diluted	**$ 1.61**	$ 1.30	$ 1.45

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

Leggett & Platt, Incorporated

(Amounts in millions, except per share data)

December 31	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 131.9**	$ 64.9
Accounts and other receivables	**853.8**	847.6
Inventories		
Finished goods	**428.6**	391.2
Work in process	**97.9**	97.7
Raw materials and supplies	**370.9**	341.9
LIFO reserve	**(71.1)**	(63.7)
Total inventories	**826.3**	767.1
Other current assets	**82.1**	82.9
Total current assets	**1,894.1**	1,762.5
Property, Plant and Equipment – at cost		
Machinery and equipment	**1,536.8**	1,493.9
Buildings and other	**723.3**	716.0
Land	**70.1**	70.8
Total property, plant and equipment	**2,330.2**	2,280.7
Less accumulated depreciation	**1,367.4**	1,309.6
Net property, plant and equipment	**962.8**	971.1
Other Assets		
Goodwill	**1,149.3**	1,102.5
Other intangibles, less accumulated amortization of $49.0 and $31.3 at December 31, 2006 and 2005, respectively	**182.9**	133.5
Sundry	**76.2**	102.8
Total other assets	**1,408.4**	1,338.8
TOTAL ASSETS	**$ 4,265.3**	$ 4,072.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	**$ 52.0**	$ 98.6
Accounts payable	**259.0**	254.2
Accrued expenses	**268.0**	279.3
Other current liabilities	**112.2**	113.7
Total current liabilities	**691.2**	745.8
Long-Term Debt	**1,060.0**	921.6
Other Liabilities	**95.9**	84.6
Deferred Income Taxes	**67.1**	71.4
Commitments and Contingencies	**–**	–
Shareholders' Equity		
Capital stock		
Preferred stock – authorized, 100.0 shares; none issued		
Common stock – authorized, 600.0 shares of $.01 par value; 198.8 shares issued	**2.0**	2.0
Additional contributed capital	**493.4**	464.4
Retained earnings	**2,270.7**	2,093.1
Accumulated other comprehensive income	**75.6**	66.3
Less treasury stock – at cost (20.8 and 16.2 shares at December 31, 2006 and 2005, respectively)	**(490.6)**	(376.8)
Total shareholders' equity	**2,351.1**	2,249.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 4,265.3**	$ 4,072.4

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Leggett & Platt, Incorporated

(Amounts in millions)

Year ended December 31	**2006**	2005	2004
Operating Activities			
Net earnings	**$ 300.3**	$ 251.3	$ 285.4
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	**156.6**	160.8	164.3
Amortization	**18.8**	10.3	10.5
Losses on writedown of inventories	**10.7**	24.9	11.6
Asset impairment	**4.3**	24.3	2.4
Gain from sales of assets	**(9.2)**	(6.3)	(16.3)
Deferred income tax expense (benefit)	**5.3**	(35.6)	3.4
Stock-based compensation	**48.6**	44.8	44.2
Other	**7.5**	4.0	(20.5)
Other changes, excluding effects from purchases of companies			
Decrease (increase) in accounts and other receivables	**11.1**	(18.0)	(96.5)
Increase in inventories	**(61.2)**	(50.4)	(68.7)
(Increase) decrease in other current assets	**(2.9)**	9.9	(11.0)
(Decrease) increase in accounts payable	**(5.3)**	–	17.4
(Decrease) increase in accrued expenses and other current liabilities	**(5.7)**	28.3	12.7
Net Cash Provided by Operating Activities	**478.9**	448.3	338.9
Investing Activities			
Additions to property, plant and equipment	**(166.3)**	(164.2)	(157.1)
Purchases of companies, net of cash acquired	**(83.2)**	(181.0)	(46.4)
Proceeds from sales of assets	**23.9**	14.9	42.0
Other	**(5.9)**	(8.2)	(8.9)
Net Cash Used for Investing Activities	**(231.5)**	(338.5)	(170.4)
Financing Activities			
Additions to debt	**187.0**	246.0	189.5
Payments on debt	**(114.0)**	(433.0)	(130.5)
Dividends paid	**(121.1)**	(118.4)	(109.9)
Issuances of common stock	**10.6**	9.5	26.1
Purchases of common stock	**(150.3)**	(236.4)	(99.9)
Other	**1.7**	–	–
Net Cash Used for Financing Activities	**(186.1)**	(532.3)	(124.7)
Effect of Exchange Rate Changes on Cash	**5.7**	(3.9)	3.6
Increase (decrease) in Cash and Cash Equivalents	**67.0**	(426.4)	47.4
Cash and Cash Equivalents – Beginning of Year	**64.9**	491.3	443.9
Cash and Cash Equivalents – End of Year	**$ 131.9**	$ 64.9	$ 491.3
Supplemental Information			
Interest paid	**$ 57.9**	$ 56.5	$ 66.9
Income taxes paid	**136.9**	138.9	137.1
Property, plant and equipment acquired through capital leases	**3.5**	5.0	3.2
Liabilities assumed of acquired companies	**22.5**	99.7	16.9

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Leggett & Platt, Incorporated

(Amounts in millions, except per share data)

Year ended December 31	2006	2005	2004
Common Stock			
Balance, beginning and end of period	$ 2.0	$ 2.0	$ 2.0
Additional Contributed Capital			
Balance, beginning of period	$ 464.4	$ 452.5	$ 433.7
Stock options and benefit plans transactions	38.3	18.8	20.4
Treasury stock issued	(11.3)	(9.0)	(10.6)
Tax benefit related to stock options	2.0	2.1	9.0
Balance, end of period	$ 493.4	$ 464.4	$ 452.5
Retained Earnings			
Balance, beginning of period	$ 2,093.1	$ 1,961.5	$ 1,788.3
Net earnings	300.3	251.3	285.4
Cash dividends declared (per share: 2006 – $.67; 2005 – $.63; 2004 – $.58)	(122.7)	(119.7)	(112.2)
Balance, end of period	$ 2,270.7	$ 2,093.1	$ 1,961.5
Treasury Stock			
Balance, beginning of period	$ (376.8)	$ (185.2)	$ (144.4)
Treasury stock purchased	(151.8)	(238.9)	(103.6)
Treasury stock issued	38.0	47.3	62.8
Balance, end of period	$ (490.6)	$ (376.8)	$ (185.2)
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of period	$ 66.3	$ 82.3	$ 34.4
Changes in foreign currency translation adjustments, net investment, cash flow and fair value hedges, and defined benefit plans, net of tax	29.1	(16.0)	47.9
Adjustment to initially apply SFAS 158	(19.8)	–	–
Balance, end of period	$ 75.6	$ 66.3	$ 82.3
Total Shareholders' Equity	$ 2,351.1	$ 2,249.0	$ 2,313.1
Comprehensive Income (Loss)			
Net earnings	$ 300.3	$ 251.3	$ 285.4
Foreign currency translation adjustments	33.9	(21.9)	57.6
Net investment hedges	(1.1)	2.8	(2.4)
Cash flow hedges	(5.6)	4.3	–
Fair value hedges	(.2)	–	–
Defined benefit plans	2.1	(1.2)	(7.3)
Total Comprehensive Income	$ 329.4	$ 235.3	$ 333.3

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, except per share data)
December 31, 2006, 2005 and 2004

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Leggett & Platt, Incorporated and its majority-owned subsidiaries (the Company). To facilitate timely financial reporting, many of the Company's subsidiaries outside of the United States are consolidated as of and for a fiscal year ended November 30. Management does not expect foreign exchange restrictions to significantly impact the ultimate realization of amounts consolidated in the accompanying financial statements for subsidiaries located outside the United States. All intercompany transactions and accounts have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is an estimate of the amount of probable credit losses determined from individual account reviews by management. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories

All inventories are stated at the lower of cost or market. The Company generally uses standard costs which include materials, labor and production overhead. The cost for approximately 49% of the Company's inventories is determined by the last-in, first-out (LIFO) method and is primarily used to value domestic inventories with raw material content consisting of steel, wire, chemicals, foam scrap, wood and plastic components. The first-in, first-out (FIFO) method, which is approximated by the Company's standard costs, is principally used for the remainder of our inventories. The FIFO cost of inventories at December 31, 2006 and 2005 approximated expected replacement cost. Inventories are reviewed at least quarterly for slow moving and potentially obsolete items using actual inventory turnover, and are written down to estimated net realizable value. Reserves for slow moving and obsolete inventory on a FIFO basis totaled $39.3 and $48.5, as of December 31, 2006 and 2005, respectively.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, less accumulated depreciation. Assets are depreciated by the straight-line method and salvage value, if any, is assumed to be minimal. Depreciable lives primarily range from 3 to 20 years for machinery and equipment with a weighted average life of 10 years; 10 to 40 years for buildings with a weighted average life of 28 years; and 3 to 15 years for other items with a weighted average life of 7 years. Accelerated methods are used for tax purposes.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets primarily result from the Company's acquisition of existing businesses. Goodwill and Intangible assets are identified and recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." Substantially all of the Company's intangible assets (except Goodwill) are amortized using the straight-line method over their estimated lives ranging from 2 to 40 years with a weighted average of 12 years.

The Company has selected its second quarter in which to do the annual evaluation of goodwill impairment. The Company considers a number of factors when performing this evaluation, including valuations or appraisals and has determined that as of June 30, 2006 and 2005, the carrying value of goodwill did not exceed its fair value and, accordingly, no impairment loss existed. Updated reviews are performed if significant conditions or assumptions change after the second quarter.

Long-lived Assets and Asset Impairment

The Company accounts for impairments of long-lived assets subject to amortization in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." As such, the Company evaluates long-lived assets for impairment annually and whenever events or circumstances indicate that the carrying amount may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover the carrying amount, the asset or asset group is written down to its fair value.

Stock-based Compensation

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting For Stock-Based Compensation." The Company selected the prospective transition method permitted by SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosures." Accordingly, after January 1, 2003 the Company began expensing the fair value of stock options granted and began expensing the 15% and 20% purchase discounts allowed for under its employee stock plans. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment," a revision of SFAS 123. Given the previous adoption of SFAS 123, SFAS 123(R) did not have a significant impact on the Company's financial statements. As part of its adoption of SFAS 123(R), the Company calculates any tax benefit windfalls or shortfalls for stock-based compensation under the provisions of SFAS 123(R). The following table illustrates the effect on net income and earnings per share as if the fair value method under SFAS 123(R) had been applied to all outstanding and unvested awards:

	2006	2005	2004
Net earnings – as reported	**$ 300.3**	$ 251.3	$ 285.4
Add: Stock-based compensation cost, net of taxes, included in net earnings as reported	**12.3**	9.6	9.6
Deduct: Stock-based compensation cost, net of taxes, if the fair value based method had been applied to all awards	**(12.3)**	(9.9)	(11.0)
Pro forma net income	**$ 300.3**	$ 251.0	$ 284.0
Earnings per share			
Basic – as reported	**$ 1.61**	$ 1.30	$ 1.46
Basic – pro forma	**1.61**	1.30	1.45
Diluted – as reported	**1.61**	1.30	1.45
Diluted – pro forma	**1.61**	1.30	1.44

Sales Recognition

The Company recognizes sales when title and risk of loss pass to the customer. The terms of the Company's sales are split approximately evenly between FOB shipping point and FOB destination. The timing of the Company's recognition of FOB destination sales is determined based on shipping date and distance to the destination. The Company has no significant or unusual price protection, right of return or acceptance provisions with its customers nor is it the Company's practice to replace goods damaged or lost in transit. Sales allowances and discounts can be reasonably estimated throughout the period and are deducted from sales in arriving at net sales. Certain aluminum segment customers have fixed pricing arrangements covering specified aggregate quantities of aluminum contained in their purchases over the term of the agreements. The Company generally purchases in advance sufficient quantities of aluminum inventory to "hedge" this fixed pricing commitment.

Shipping and Handling Fees and Costs

The Company reports Shipping and Handling Fees and Costs in accordance with Emerging Issues Task Force ("EITF") issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." As such, in the Consolidated Statement of Earnings all amounts billed to customers by the Company related to shipping and handling are included in "Net sales" and the Company's shipping and handling costs are included in "Cost of goods sold."

Restructuring Costs

The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred. Certain termination benefits for which employees are required to render service are recognized ratably over the respective future service periods.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and laws, as appropriate. A valuation allowance is provided to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized. A provision is also made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested. This provision would be offset by available foreign tax credits.

The calculation of the Company's U.S., state, and foreign tax liabilities involves dealing with uncertainties in the application of complex global tax laws. The Company recognizes potential liabilities for anticipated tax issues which might arise in the U.S. and other tax jurisdictions based on management's estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Conversely, if the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to tax expense would result.

Concentration of Credit Risks, Exposures and Financial Instruments

The Company manufactures, markets, and distributes engineered products for the various end markets described in Note L. Operations are principally located in the United States, although the Company also has operations in Canada, Europe, Latin America, Asia, Australia and South Africa.

The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers, some of which are highly leveraged. The Company maintains allowances for potential credit losses and such losses have generally been within management's expectations.

The Company has no material guarantees or liabilities for product warranties which would require disclosure under Financial Accounting Standards Board Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."

From time to time, the Company will enter into contracts to hedge foreign currency denominated transactions, natural gas purchases, and interest rates related to the Company's debt. To minimize the risk of counter party default, only highly-rated financial institutions that meet certain requirements are used. The Company does not anticipate that any of the financial institution counter parties will default on their obligations.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.

Other Risks

The Company obtains insurance for workers' compensation, automobile, product and general liability, property loss and medical claims. However, the Company has elected to retain a significant portion of expected losses through the use of deductibles. Accrued liabilities include estimates for both unpaid, reported claims and for claims incurred but not yet reported. Provisions for losses are recorded based upon estimates of the aggregate liability for claims incurred utilizing the Company's prior experience and information provided by its third-party administrators, insurance carriers and outside actuaries when appropriate.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2006 presentation as follows:

- In the Consolidated Balance Sheets: Certain deferred tax assets and liabilities included in the consolidated balance sheet were reclassified between "Other current assets," "Other assets," "Other current liabilities" and "Deferred income taxes."
- In the Consolidated Statements of Cash Flows: "Stock-based compensation" is now disclosed as a separate line item in the Operating Activities section. "Stock-based compensation" was previously included as a change in "Accrued expenses and other current liabilities" in the Operating Activities section.
- In Footnotes C and L: Prior year segment information has been recast to reflect an organizational change that moved certain operations between two segments. The impact of this change is described in Footnotes C and L.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments." SFAS 155 establishes, among other things, the accounting for certain derivatives embedded in other financial instruments and is effective for the Company January 1, 2007. This statement is not expected to have a material impact on the Company's financial reporting and disclosures.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). This interpretation modified the accounting for uncertain income tax positions recognized in accordance with SFAS 109, "Accounting for Income Taxes." Specifically, FIN 48 changes the application of SFAS 109 by establishing criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. Additionally, FIN 48 provides new rules for measurement, derecognition, classification, interest and penalties, accounting for income taxes in interim periods, as well as disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, and does not expect its adoption to have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 provides guidance for using fair value to measure assets and liabilities and requires additional disclosure about the use of fair value measures, the information used to measure fair value, and the effect fair-value measurements have on earnings. The primary areas in which the Company utilizes fair value measures are valuing pension plan assets and liabilities, valuing hedge-related derivative financial instruments, allocating purchase price to the assets and liabilities of acquired companies, and evaluating long-term assets for potential impairment. SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for the Company beginning January 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires the Company to recognize the funded status of each of its defined benefit postretirement plans as an asset or liability on the balance sheet. This requirement is effective as of December 31, 2006, and is reflected in the accompanying financial statements. Future changes in funded status that are not reflected in net income will be recognized in other comprehensive income. The net impact of the adoption of SFAS 158 was a net reduction in shareholders' equity of $19.8. SFAS 158 will also require the Company to measure the funded status of its plans as of year end beginning with the December 31, 2008 balance sheet. The Company currently uses September 30 as the measurement date for its most significant plans.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108) which expresses the staff's views regarding quantifying the effects of financial statement errors. Currently, the two methods most commonly used to quantify misstatements are the "rollover" method (which focuses primarily on the impact of misstatements on the current period income statement) and the "iron curtain" method (which focuses primarily on the cumulative effect of misstatements on the balance sheet). SAB 108 requires companies to consider both the rollover and iron curtain methods (a dual approach) when evaluating the materiality of financial statement errors. SAB 108 is effective for the Company beginning with its December 31, 2006 annual financial statements. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

B. ACQUISITIONS

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions consummated in 2006, 2005 and 2004 and any additional consideration paid for prior years' acquisitions:

	2006	2005	2004
Accounts receivable	**$ 10.4**	$ 43.6	$ 9.6
Inventory	**5.5**	42.9	7.5
Property, plant and equipment	**4.4**	35.2	7.6
Goodwill	**38.4**	82.6	10.6
Other intangible assets	**52.4**	67.4	14.9
Accounts payable and accrued liabilities	**(12.6)**	(51.6)	(9.3)
Other assets and liabilities, net	**(16.2)**	(10.5)	(.6)
Assumed debt	**(5.4)**	(35.4)	(1.4)
Additional consideration for prior years' acquisitions	**6.3**	6.8	7.5
Net cash consideration	**$ 83.2**	$ 181.0	$ 46.4

During 2006, the Company acquired five businesses, with excess purchase price over the fair value of the net identifiable assets acquired of $38.4. Adjustments to and additional consideration for prior year acquisitions reduced goodwill $6.2, resulting in a total increase in goodwill of $32.2, of which $6.2 is expected to provide an income tax benefit.

The Company has not yet obtained all the information required to complete the purchase price allocation related to certain recent acquisitions. The Company does not believe that the additional information will materially modify the preliminary purchase price allocations. In Residential Furnishings, the Company acquired five businesses. The largest manufactures rubber carpet underlay. The second largest distributes geotextiles, geogrids, and erosion control products.

The unaudited pro forma consolidated net sales, as though the 2006 acquisitions had occurred on January 1 of each year presented, were $5,547.3 and $5,386.4 for the years ended December 31, 2006 and 2005, respectively. The unaudited pro forma consolidated net earnings and earnings per share are not materially different from the amounts reflected in the accompanying financial statements. These pro forma amounts are not necessarily indicative of either results of operations that would have occurred had the purchases been made on January 1 of each year or of future results of the combined companies.

During 2005, the Company acquired twelve businesses, with excess purchase price over the fair value of the net identifiable assets acquired of $82.6. Adjustments to and additional consideration for prior year acquisitions of $2.8 increased goodwill by $85.4, of which $64.0 is expected to provide an income tax benefit. In Residential Furnishings, the Company acquired ten businesses. The largest converts and/or distributes geotextiles, erosion control products and silt fencing for the construction, landscape, and agricultural markets. The second largest manufactures rubber and felt carpet underlay. In Specialized Products, the Company acquired a business that designs, manufactures and supplies equipment for light and medium duty commercial trucks. In Commercial Fixturing & Components, the Company acquired a business that manufactures metal fixtures and displays.

During 2004, the Company acquired nine businesses, with excess purchase price over the fair value of the net assets acquired of $10.6. Adjustments to and additional consideration for prior year acquisitions of $2.7 increased goodwill by $13.3, of which $13.2 is expected to provide an income tax benefit. In Residential Furnishings, the Company acquired three businesses. The largest designs and produces comforters, decorative pillows, and other "top-of-bed" accessories. In Commercial Fixturing & Components, the Company added three businesses. Two of these businesses produce injection-molded plastic components used primarily in office furniture. The Company added three businesses to the Specialized Products segment. The largest makes tubing and wire products used primarily in automotive seating.

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of acquisition. The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired company's performance exceeds certain targeted levels. Such additional consideration may be paid in cash, and is recorded when earned as additional purchase price. At December 31, 2006, the maximum remaining amount of additional consideration is approximately $11.0 and will be payable, if earned, through 2008.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

	Residential Furnishings	Commercial Fixturing & Components	Aluminum Products	Industrial Materials	Specialized Products	Total
Balance as of January 1, 2005	$338.9	$350.2	$83.3	$30.6	$225.9	$1,028.9
Additions for current year acquisitions	35.2	2.2	–	–	45.2	82.6
Adjustments to and additional consideration for prior year acquisitions	2.0	.4	–	–	.4	2.8
	37.2	2.6	–	–	45.6	85.4
Goodwill written off related to sale of facilities	(1.1)	–	–	–	(.8)	(1.9)
Foreign currency translation adjustment/other	(1.7)	.7	–	(.4)	(8.5)	(9.9)
Balance as of December 31, 2005	373.3	353.5	83.3	30.2	262.2	1,102.5
Additions for current year acquisitions	38.0	–	–	–	.4	38.4
Adjustments to and additional consideration for prior year acquisitions	.3	(1.6)	–	–	(4.9)	(6.2)
	38.3	(1.6)	–	–	(4.5)	32.2
Goodwill written off related to sale of facilities	(1.0)	–	–	(.2)	(.2)	(1.4)
Foreign currency translation adjustment/other	6.5	.8	–	.4	8.3	16.0
Balance as of December 31, 2006	**$417.1**	**$352.7**	**$83.3**	**$30.4**	**$265.8**	**$1,149.3**

Segment amounts for 2005 have been restated for an organizational change effective January 1, 2006, that moved van upfitting operations from Commercial Fixturing &

Components to Specialized Products, and a small Office Components operation from Specialized Products to Commercial Fixturing & Components. The impact of this organizational change was to adjust the January 1, 2005 balance by moving $36.3 of goodwill from the Commercial Fixturing & Components segment to the Specialized Products segment.

Intangible asset additions during 2006 and 2005 included in "Other intangibles" on the Consolidated Balance Sheets are as follows:

Year ended December 31	2006		2005	
	Gross Carrying Amount	Weighted Average Amortization Period in Years	Gross Carrying Amount	Weighted Average Amortization Period in Years
Non-compete agreements	**$15.0**	**9.0**	$ 9.6	7.6
Customer-related intangibles	**45.0**	**14.7**	52.7	12.1
Patents and trademarks	**6.1**	**20.1**	9.3	11.3
Deferred financing and other costs	**6.4**	**7.2**	7.8	7.0
	$72.5	**13.4**	$79.4	10.9

Total additions and adjustments to intangibles include $53.5 and $68.5, related to business acquisitions in 2006 and 2005, respectively.

The gross carrying amount and accumulated amortization by major amortized intangible asset class are as follows:

Year ended December 31	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	**$ 44.1**	**$14.3**	$ 29.5	$ 9.5
Customer-related intangibles	**112.4**	**11.6**	64.7	3.6
Patents and trademarks	**53.5**	**15.2**	48.0	11.4
Deferred financing and other costs	**21.9**	**7.9**	22.6	6.8
	$231.9	**$49.0**	$164.8	$31.3

Estimated amortization expense for each of the five years is as follows:

Year ended December 31	
2007	$20.8
2008	19.4
2009	17.6
2010	16.3
2011	15.2

D. ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables consisted of the following at December 31, 2006 and 2005:

	2006	2005
Trade	**$821.7**	$832.4
Other	**50.2**	36.0
Total accounts and other receivables	**871.9**	868.4
Allowance for doubtful accounts	**(18.1)**	(20.8)
Total	**$853.8**	$847.6

E. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as follows:

Year ended December 31	2006	2005	2004
Basic			
Weighted average shares outstanding, including shares issuable for little or no cash	**186,053,739**	192,637,308	195,699,972
Net earnings	**$300.3**	$251.3	$285.4
Earnings per share	**$ 1.61**	$ 1.30	$ 1.46
Diluted			
Weighted average shares outstanding, including shares issuable for little or no cash	**186,053,739**	192,637,308	195,699,972
Additional dilutive shares principally from the assumed exercise of outstanding stock options	**778,983**	937,379	1,175,643
	186,832,722	193,574,687	196,875,615
Net earnings	**$300.3**	$251.3	$285.4
Earnings per share	**$ 1.61**	$ 1.30	$ 1.45

As of December 31, 2006 and 2005, approximately 2.7 and 4.3 million of the total 12.7 and 12.4 million shares, respectively, issuable under employee and non-employee stock options were excluded from the calculation of diluted earnings per share as their inclusion would have been anti-dilutive. As of December 31, 2004, there were no anti-dilutive stock options.

F. SUPPLEMENTAL BALANCE SHEET INFORMATION

Sundry assets, accrued expenses, other current liabilities and other liabilities at December 31 consist of the following:

	2006	2005
Sundry assets		
Asset for over-funded pension plan	**$ 11.0**	$ –
Prepaid pension costs	**–**	35.1
Notes receivable, net of allowance of $3.8 in 2006 and $0 in 2005	**19.6**	24.7
Other	**45.6**	43.0
	$ 76.2	$102.8
Accrued expenses		
Wages and commissions payable	**$ 68.7**	$ 69.1
Workers' compensation, medical, auto and product liability	**73.7**	68.4
Sales promotions	**38.7**	42.9
Other	**86.9**	98.9
	$268.0	$279.3
Other current liabilities		
Outstanding checks in excess of book balances	**$ 53.0**	$ 57.7
Dividends payable	**30.4**	29.3
Other	**28.8**	26.7
	$112.2	$113.7
Other liabilities		
Deferred compensation	**$ 22.0**	$ 20.0
Liability for pension benefits	**25.2**	18.8
Liability for unrealized tax benefit	**16.3**	16.7
Other	**32.4**	29.1
	$ 95.9	$ 84.6

G. LONG-TERM DEBT

Long-term debt, weighted average interest rates and due dates at December 31 are as follows:

	2006	2005
Term notes, net—average interest rates of 5.0% and 5.2% for 2006 and 2005, respectively, due dates through 2018	**$ 838.4**	$ 913.0
Industrial development bonds, principally variable interest rates of 4.2% and 4.0% for 2006 and 2005, respectively, due dates through 2030	**39.7**	40.2
Bank note, variable interest rate based on 90-day Euribor plus .25%, principal and interest due quarterly through 2010	**38.5**	37.1
Capitalized leases	**18.5**	20.5
Commercial paper	**154.4**	–
Other, partially secured	**22.5**	9.4
	1,112.0	1,020.2
Less current maturities	**52.0**	98.6
	$1,060.0	$ 921.6

On August 12, 2005, the Company issued $200 of 10-year notes with a coupon rate of 5.0%. The Company had treasury lock agreements in the amount of $80 attached to this issuance, a $2.3 gain on which is being amortized over the life of the notes. This was the Company's fourth debt offering since early 2003. These four issuances comprise $730 of long-term debt, with a weighted average remaining life of 8.5 years and a weighted average coupon of 4.7%.

On December 16, 2003, the Company entered into a hedge associated with a net investment in a Swiss subsidiary. See Note P for more discussion of this agreement.

The Company had $400 of debt capital available through a commercial paper program, of which $154.4 was outstanding and classified as long-term at December 31, 2006. The commercial paper program is supported by $400 in a syndicated revolving credit agreement. Under the syndicated agreement, the Company may elect to pay interest based on 1) the bank's base lending rate, 2) LIBOR, 3) an adjusted certificate of deposit rate, or 4) the money market rate, as specified in the revolving credit agreement. This agreement will terminate on July 31, 2011, at which time any outstanding balances will become due. There were no amounts outstanding under any revolving credit agreement at December 31, 2006 and 2005.

The revolving credit agreement and certain other long-term debt contain restrictive covenants which, among other things, may limit a) the amount of total indebtedness to 60% of the Company's total capitalization (each as defined in the revolving credit agreement), b) the amount of total secured debt to 15% of the Company's total consolidated assets, and c) certain asset sales. The Company remained in compliance with all such covenants during the years ended December 31, 2006 and 2005.

Maturities of long-term debt are as follows:

Year ended December 31	
2007	$ 52.0
2008	83.5
2009	27.1
2010	23.7
2011	155.5
Thereafter	770.2
	$1,112.0

H. LEASE OBLIGATIONS

The Company leases certain operating facilities, most of its automotive and trucking equipment and various other assets. Lease terms, including purchase options, renewals and maintenance costs, vary by lease.

Total rental expense included in the results of operations was $74.6, $62.0 and $59.0 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum rental commitments for all long-term non-cancelable operating leases are as follows:

Year ended December 31	
2007	$ 50.8
2008	36.1
2009	28.3
2010	21.8
2011	14.5
Later years	26.7
	$178.2

The above lease obligations expire at various dates through 2017. Aggregate rental commitments above include renewal amounts where it is the intention of the Company to renew the lease.

I. CAPITAL STOCK AND STOCK-BASED COMPENSATION

Stock-Based Compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R) "Share-Based Payment" (SFAS 123R) which clarifies and expands the provisions of SFAS 123 "Accounting of Stock-Based Compensation." The Company adopted SFAS 123R using the modified-prospective method and, as such, results for prior periods have not been restated. Because the Company had previously adopted, as of January 1, 2003, the fair value recognition provisions of SFAS 123 under the prospective transition method, the adoption of SFAS 123R has not had a significant effect on 2006 results, nor is it expected to have a significant effect on future periods. In addition, the impact to the cash flow statement is immaterial. No modifications have been made to options granted prior to the adoption of SFAS 123R, nor have any changes been made in the valuation methods from those used under SFAS 123.

The following table recaps the impact of stock-based compensation on the results of operations for each of the years ended December 31:

	2006	2005	2004
Amortization of the grant date fair value of stock options	**$ 6.7**	$ 4.0	$ 3.3
Company match in stock-based retirement plans	**8.2**	8.3	7.9
Discounts on common stock and stock units	**5.2**	5.1	3.8
Total stock-based compensation expense	**$20.1**	$17.4	$15.0
Recognized tax benefits	**$ 7.8**	$ 5.7	$ 5.3
Stock-based compensation elected by employees in lieu of cash compensation	**$28.5**	$27.4	$29.2

When the tax deduction for an exercised stock option or converted stock unit exceeds the compensation cost that has been recognized in income, a "windfall" tax benefit is created. The windfall benefit is not recognized in income, but rather on the balance sheet as additional contributed capital. The additional windfall tax benefit realized from exercises and conversions for the year ended December 31, 2006 was $1.3.

The Company uses various forms of share-based compensation which are summarized below. Awards are provided in the form of common stock, stock options, stock units and restricted stock. One stock unit is equivalent to one common share for accounting and earnings per share purposes. The Company has only granted restricted stock to non-employee directors and those grants have not been material.

Activity in the Company's stock accounts for each of the three years ended December 31 is as follows:

	Common Stock	Treasury Stock
Balance, January 1, 2004	198,799,543	(6,696,849)
Shares issued	–	2,813,791
Treasury stock purchased	–	(4,030,467)
Balance, December 31, 2004	198,799,543	(7,913,525)
Shares issued	–	1,960,433
Treasury stock purchased	–	(10,269,917)
Balance, December 31, 2005	198,799,543	(16,223,009)
Shares issued	–	1,617,989
Treasury stock purchased	–	(6,240,673)
Balance, December 31, 2006	**198,799,543**	**(20,845,693)**

Stock options and stock units are issued pursuant to the Company's Flexible Stock Plan. At December 31, 2006, a total of 22,238,947 common shares were authorized for issuance under the Flexible Stock Plan. This amount represents 12,712,745 unexercised options, 2,681,299 outstanding stock units, and 6,844,903 shares that remain available for grant.

The Company issues shares from treasury for stock option exercises and stock unit conversions, as well as for employee purchases of common stock made through the Discount Stock Plan and Stock Bonus Plan. The Company typically repurchases shares to replace those issued for employee stock plans, however, there is no specific repurchase schedule or policy. The level of share repurchases primarily depends on the cash resources available after funding current growth opportunities and dividends.

Stock Option Grants

The Company typically grants stock options annually on a discretionary basis to a broad group of employees. Options generally become exercisable in one-third increments at 18 months, 30 months and 42 months after the date of grant. These options have a maximum term of ten years, and are issued with exercise prices equal to the market price of Leggett common stock on the grant date. During 2006, discretionary grants totaled 1.5 million options with an aggregate grant date fair value of $8.7 under the Black-Scholes method. The Company does not grant a significant number of non-employee stock options.

Deferred Compensation Program

The Company offers a Deferred Compensation Program under which key managers and outside directors may elect to receive at-market stock options, stock units or interest-bearing cash deferrals in lieu of cash compensation. Stock options under this program are granted in December of the year immediately prior to the year the compensation is earned. In 2005, the Company began to grant at-market stock options with a ten year term under the program, instead of discount options with 15 year terms, as had previously been offered. Options vest as the associated compensation is earned and are exercisable beginning 15 months after the date of grant. Stock is issued when the option is exercised.

Stock units under this program are acquired bi-weekly (when the compensation otherwise would have been paid) at a 20% discount to the market price of the Company's common stock and they vest immediately. Stock units earn dividends at the same rate as cash dividends paid on the Company's common stock. Dividend units are also acquired at a 20% discount. Stock units are converted to common stock and distributed in accordance with the participant's election. Participants must begin receiving distributions no later than ten years after the effective date of the deferral and installment distributions cannot exceed ten years.

Cash compensation deferred during 2006 as either stock options or stock units totaled approximately $6.9, of which $1.5 related to bonuses accrued and expensed in 2005. In addition, approximately $1.7 of bonuses accrued and expensed in 2006 are subject to employee deferral elections and will be paid in the form of stock options or stock units. Options and units associated with bonuses officially vest as of December 31 of the year earned. Approximately 534,593 stock options with a total grant date fair value of $3.0, and 163,070 stock units with a total grant date value of $3.8, were earned and vested during 2006 under the Deferred Compensation Program. An additional 113,973 stock options with an aggregate grant date fair value of $.6, and 49,000 stock units with an aggregate value of $1.2, were earned and vested in association with 2005 bonuses that were distributed in the first quarter of 2006.

Stock-Based Retirement Plans

The Company has two stock-based retirement plans: the tax-qualified Stock Bonus Plan (SBP) for non-highly compensated employees and the non-qualified Executive Stock Unit Program (ESUP) for highly compensated employees. The Company makes matching contributions of 50% of the amount of employee contributions under both plans. In addition, the Company makes another 50% matching contribution on an annual basis if certain profitability levels, as defined in the SBP and the ESUP, are attained. Company matches in the SBP and ESUP fully vest upon three and five years, respectively, of cumulative service, subject to certain participation requirements. Distributions under both plans are triggered by an employee's retirement, death, disability or separation from the Company.

Contributions to the ESUP, including dividend equivalents, are used to acquire stock units at 85% of the common stock market price. Stock units are converted to common stock at a 1-to-1 ratio upon distribution from the program. The ESUP offers no diversification opportunity.

Contributions to the SBP are used to purchase Company stock or other investment alternatives at market prices. Effective January 1, 2007, employees in the SBP are allowed to fully diversify their accounts after three years of service. Previously, diversification was limited by certain age and service requirements. Dividends earned on Company stock held in the SBP are reinvested or paid in cash at the participant's election.

During the twelve months of 2006, a total of approximately $8.4 of employee contributions were made into these plans, including $.8 related to 2005 bonuses paid in 2006. The Company match expensed in 2006 totaled $8.2 and the discount expense on stock units was $1.7.

Discount Stock Plan

Under the Discount Stock Plan (DSP), a tax-qualified §423 stock purchase plan, eligible employees may purchase shares of Company common stock at 85% of the closing market price on the last business day of each month. Shares purchased under the plan are issued annually and dividends earned prior to issuance are used to purchase additional shares. Shares purchased by employees under the DSP during 2006 totaled 579,135 and were made at an average purchase price of $20.63 per share, net of the discount. In 2006, the total discount expense related to the DSP was approximately $2.5. Since inception of the DSP in 1982, a total of 19,863,183 shares have been purchased by employees. Eligible employees may purchase a maximum of 23,000,000 shares under the plan.

Compensation Cost Not Yet Recognized

As of December 31, 2006, the unrecognized cost of non-vested stock-based compensation was $9.4, all of which relates to non-vested stock options. This amount is expected to be recognized over a weighted-average period of 1.25 years.

Stock Options

A summary of the Company's employee stock option plans as of December 31, 2006, 2005 and 2004, and changes during the years then ended, is as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding at January 1, 2004	11,335,598	$14.17
Granted	1,951,475	22.80
Exercised	(1,682,967)	16.87
Forfeited	(240,835)	19.31
Outstanding at December 31, 2004	11,363,271	15.31
Granted	1,941,472	25.87
Exercised	(748,668)	17.17
Forfeited	(273,265)	21.26
Outstanding at December 31, 2005	12,282,810	16.75
Granted	1,526,761	23.12
Exercised	(935,968)	12.79
Expired	(54,011)	20.28
Forfeited	(273,717)	21.90
Outstanding at December 31, 2006	**12,545,875**	**$17.69**
Options exercisable at		
December 31, 2006	**9,938,833**	**$15.98**
December 31, 2005	9,117,447	14.35
December 31, 2004	7,912,044	12.47

The total intrinsic value (market price in excess of exercise price) of options exercised during the twelve months ended December 31, 2006, 2005 and 2004 was $11.0, $8.1 and $14.4, respectively. The cash received from these option exercises was $12.0, $9.5 and $27.7.

At December 31, 2006, the following table summarizes those employee stock options that either have vested or are expected to vest (net of expected forfeitures). A portion of these options were granted in conjunction with the Deferred Compensation Program under which employees elected to receive stock options in lieu of otherwise payable cash compensation. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $5.3, $10.6 and $11.7, respectively.

Options Vested and Expected to Vest

Range of Exercise Prices	Number Outstanding*	Weighted-Average Remaining Contractual Life In Years	Weighted-Average Exercise Price
$ .01–$ .25	798,555	4.5	$ .05
3.09– 4.70	2,117,209	9.5	3.89
10.00– 15.00	17,500	4.3	14.01
15.31– 20.00	3,155,272	3.8	18.85
20.03– 28.67	6,407,465	7.5	23.84
$ .01–$28.67	12,496,001	6.7	$17.67

Options Vested and Expected to Vest

Range of Exercise Prices	Aggregate Intrinsic Value**	Associated Employee-Deferred Compensation
$ .01–$ .25	$19,041,798	$ 8,807,740
3.09– 4.70	42,367,743	27,772,036
10.00– 15.00	173,125	–
15.31– 20.00	15,922,623	193,962
20.03– 28.67	352,954	7,059,189
$ .01–$28.67	$77,858,243	$43,832,927

**Net of anticipated forfeitures.*

***Number outstanding times the excess of the December 31, 2006 market price over the option exercise price.*

The following table summarizes employee stock options that are exercisable at December 31, 2006:

Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life In Years
$ .01–$ .25	798,555	4.5
3.09– 4.70	2,117,209	9.5
10.00– 15.00	17,500	4.3
15.31– 20.00	3,155,272	3.8
20.03– 28.67	3,850,297	6.9
$ .01–$28.67	9,938,833	6.2

Options Exercisable

Range of Exercise Prices	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$ .01–$ .25	$ .05	$19,041,798
3.09– 4.70	3.89	42,367,743
10.00– 15.00	14.01	173,125
15.31– 20.00	18.85	15,922,623
20.03– 28.67	23.58	1,227,057
$ .01–$28.67	$15.98	$78,732,346

The weighted-average per-share fair value of the options granted during the twelve months ended December 31, 2006, 2005 and 2004 was $5.68, $5.35 and $4.65, respectively. The estimated grant date fair value of options is amortized to expense by the straight line method over the options' total vesting period.

The following table summarizes the weighted-average assumptions used to calculate the grant date fair value of options granted during the twelve months ended December 31, 2006, 2005 and 2004. Fair values were calculated using the Black-Scholes option pricing model.

Key assumptions	**2006**	2005	2004
Risk-free interest rate	**4.4%**	4.0%	3.2%
Expected life in years	**6.7**	6.3	6.0
Expected volatility (over expected life)	**27.3%**	25.7%	28.3%
Expected dividend yield (over expected life)	**3.2%**	3.3%	3.7%

The risk-free rate is determined based on U.S. Treasury yields in effect at the time of grant for maturities equivalent to the expected life of the option. The expected life of the option (estimated average period of time the option will be outstanding) is estimated based on the historical exercise behavior of employees, with executives displaying somewhat longer holding periods than other employees. Expected volatility is based on historical volatility measured daily for a time period equal to the option's expected life, ending on the day of grant. The expected dividend yield is estimated based on the dividend yield at the time of grant, adjusted for expected dividend increases and historical payout policy.

Stock Units

A summary of the status of stock units outstanding at December 31, 2006 and changes during the twelve months then ended is presented below:

	Units	Weighted Average Grant Date Fair Value per Unit
Nonvested at January 1, 2006	49,395	$24.67
Granted	724,554	24.00
Vested	(704,385)	23.99
Forfeited	(5,092)	25.36
Nonvested at December 31, 2006	64,472	$24.51

At December 31, 2006, there were 1,921,312 fully vested stock units outstanding with an aggregate intrinsic value of $45.9. The intrinsic value of nonvested stock units, all of which relate to the Executive Stock Unit Program and are expected to vest, was $1.5 at December 31, 2006. The total intrinsic value of stock units converted to common stock during 2006, 2005 and 2004 was $1.2, $3.3 and $1.6, respectively.

Shareholder Protection Rights Plan

In 1989, the Company declared a dividend distribution of one preferred stock purchase right (a Right) for each share of common stock. The Rights are attached to and traded with the Company's common stock. The Rights become exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock. The Rights currently remain in existence until February 2009, unless they are exercised, exchanged or redeemed at an earlier date. Depending upon the circumstances, if these Rights become exercisable, the holder may be entitled to purchase shares of Series A junior preferred stock of the Company, shares of the Company's common stock or shares of common stock of the acquiring entity.

J. EMPLOYEE BENEFIT PLANS

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." For periods prior to December 31, 2006, the Company has accounted for its defined benefit pension plans as required by SFAS 87 "Employers' Accounting for Pensions." SFAS 158 amended SFAS 87 to require recognition of the funded status of benefit plans in the balance sheet and to recognize as a component of other comprehensive income changes in funded status from year to year that are not otherwise reflected in net income. The accompanying balance sheet as of December 31, 2006, fully reflects as an asset or liability the funded status of the Company's sponsored domestic and foreign defined benefit pension plans as of their respective measurement dates. The Company's 2005 balance sheet reflects net prepaid pension cost as provided for under SFAS 87. This footnote provides the disclosures required under SFAS 158 as of December 31, 2006, and those otherwise required under SFAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits" for all periods presented. The Company uses a September 30 measurement date for its most significant plans.

The incremental effect of applying SFAS 158 on individual line items in the December 31, 2006 balance sheet is as follows:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Other assets – sundry	$ 99.2	$(23.0)	$ 76.2
Total other assets	1,431.4	(23.0)	1,408.4
Total assets	4,288.3	(23.0)	4,265.3
Other current liabilities	111.6	.6	112.2
Total current liabilities	690.6	.6	691.2
Other liabilities	87.2	8.7	95.9
Deferred income taxes	79.6	(12.5)	67.1
Accumulated other comprehensive income, net of tax	95.4	(19.8)	75.6
Total shareholders' equity	2,370.9	(19.8)	2,351.1
Total liabilities and shareholders' equity	4,288.3	(23.0)	4,265.3

A summary of the Company's pension obligations and funded status as of December 31, 2006, 2005 and 2004 and changes during the years then ended, is as follows:

	2006	2005	2004
Change in Benefit Obligation			
Benefit obligation, beginning of period	**$ 227.5**	$ 192.2	$ 168.2
Service cost	**7.1**	5.2	5.2
Interest cost	**12.3**	10.9	10.2
Plan participants' contributions	**5.6**	6.2	5.9
Actuarial losses	**-**	25.9	11.1
Benefits paid	**(12.8)**	(10.8)	(10.9)
Foreign currency exchange rate changes	**3.2**	(2.1)	2.5
Plan amendments and curtailments	**(1.3)**	–	–
Benefit obligation, end of period	**241.6**	227.5	192.2
Change in Plan Assets			
Fair value of plan assets, beginning of period	**207.1**	189.1	174.5
Actual return on plan assets	**22.8**	21.9	16.0
Employer contributions	**2.1**	1.8	2.2
Plan participants' contributions	**5.6**	6.2	5.9
Benefits paid	**(12.8)**	(10.8)	(10.9)
Foreign currency exchange rate changes	**2.0**	(1.1)	1.4
Fair value of plan assets, end of period	**226.8**	207.1	189.1
Plan Assets (Under) Benefit Obligations	**$ (14.8)**	(20.4)	(3.1)
Unrecognized net actuarial losses		50.5	33.2
Unrecognized prior service cost		2.0	2.5
Net prepaid pension cost		$ 32.1	$ 32.6
Funded status recognized in the statement of financial position as:			
Other assets – sundry	**$ 11.0**		
Other current liabilities	**(.6)**		
Other liabilities	**(25.2)**		
Total net funded status	**$ (14.8)**		

Following are the amounts included in Accumulated Other Comprehensive Income as of December 31, 2006 that had not yet been recognized as a component of net periodic pension cost:

Net loss (before tax)	$ 40.8
Net prior service cost (before tax)	1.2
Deferred income taxes	(15.8)
Accumulated other comprehensive income, net of tax	$ 26.2

Of the amounts in Accumulated Other Comprehensive Income as of December 31, 2006, the portions expected to be recognized as components of net periodic pension cost in Fiscal 2007 are as follows:

Net loss	$1.8
Net prior service cost	.1

The net prepaid pension cost amount recognized in the Consolidated Balance Sheets at December 31 is as follows:

	2006	2005	2004
Prepaid pension costs		$ 35.1	$ 35.0
Intangible assets		2.6	3.3
Accrued pension benefit liabilities		(18.8)	(17.0)
Deferred income taxes on other comprehensive income		4.7	4.0
Accumulated other comprehensive income, net of tax		8.5	7.3
Net amount recognized		$ 32.1	$ 32.6
Components of Net Pension (Expense) Income			
Service cost	**$ (7.1)**	$ (5.2)	$ (5.2)
Interest cost	**(12.3)**	(10.9)	(10.2)
Expected return on plan assets	**16.2**	14.8	14.0
Amortization of net transition asset	**–**	–	(.1)
Recognized net actuarial loss	**(2.6)**	(1.0)	(1.9)
Net pension (expense)	**$ (5.8)**	$ (2.3)	$ (3.4)
Weighted Average Assumptions			
Discount rate used in net pension costs	**5.5%**	5.5%	5.9%
Discount rate used in benefit obligation	**5.6%**	5.5%	5.9%
Expected return on plan assets	**7.9%**	7.9%	7.9%
Rate of compensation increase	**4.1%**	4.1%	4.5%

The Company uses the average of the Citigroup Pension Liability Index rate and Merrill Lynch AA-AAA 10-year Bond Index rate to determine the discount rate used for its significant pension plans (rounded to the nearest 25 basis points). The Citigroup Index rate is a calculated rate using yearly spot rates matched against expected future benefit payments. The Merrill Lynch Index rate is based on the weighted average yield of a portfolio of high grade Corporate Bonds with an average duration approximating the plans' projected benefit payments, adjusted for any callable bonds included in the portfolio. In 2006, the Company increased the discount rate for our significant pension plans to 5.75% from the 5.5% used in 2005. In 2005, the Company reduced the discount rate for our major pension plans to 5.5% from the 6.0% used in 2004. The discount rates used for the Company's other, primarily foreign, plans are based on rates appropriate for the respective country and the plan obligations.

The overall, expected long-term rate of return is based on each plan's historical experience and the Company's expectations of future returns based upon each plan's investment holdings.

The accumulated benefit obligation for all defined benefit pension plans was $223.4, $207.0 and $174.6 at December 31, 2006, 2005 and 2004, respectively.

Those plans that have benefit obligations in excess of plan assets at December 31 are recapped below:

	2006	2005	2004
Aggregated plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligation	**$ 77.1**	$74.0	$66.9
Accumulated benefit obligation	**73.3**	71.5	64.0
Fair value of plan assets	**57.6**	52.3	47.5
Aggregated plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligation	**210.4**	123.7	99.8
Accumulated benefit obligation	**194.5**	108.6	87.3
Fair value of plan assets	**184.6**	115.0	100.6

Included in the above plans is a subsidiary's unfunded supplemental executive retirement plan. The subsidiary owns insurance policies with cash surrender values of $2.1, $2.0 and $1.8 at December 31, 2006, 2005 and 2004, respectively, for the participants in this non-qualified plan. These insurance policies are not included in the plan's assets.

Plan assets are invested in diversified portfolios of equity, debt and government securities. The aggregate allocation of these investments is as follows:

	2006	2005	2004
Asset Category			
Equity securities	**71%**	69%	66%
Debt securities	**17**	22	26
Other, including cash	**12**	9	8
Total	**100%**	100%	100%

The Company's investment policy and strategies are established with a long-term view in mind. The Company strives for a sufficiently diversified asset mix to minimize the risk of a material loss to the portfolio value due to the devaluation of any single investment. In determining the appropriate asset mix, the Company's financial strength and ability to fund potential shortfalls that might result from poor investment performance are considered. For the Company's significant plans, the target allocation is 80% equities and 20% bonds.

The Company expects to contribute $2.1 to its defined benefit pension plans in 2007.

Estimated benefit payments, expected over the next ten years are: 2007 – $13.9; 2008 – $14.8; 2009 – $15.4; 2010 – $16.0; 2011 – $16.9 and 2012-2016 – $97.5.

On December 31, 2006, the Company made changes to the retirement plan covering non-union employees that meet the criteria of a curtailment as defined in SFAS 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." As such, the expected costs associated with the future service of present participants in the plan will be reduced, lowering the Projected Benefit Obligation in the plan by $11.7. This curtailment gain will be offset against the plan's previously existing unrecognized net actuarial loss in accordance with SFAS 88. Pension expense for 2007 is expected to decrease $4.5 million due to the plan curtailment. All current participants will be moved to a defined contribution plan that incorporates a company match based upon the current age of the participant.

Total net pension expense, including multiemployer plans and other defined contribution plans, was $12.0, $7.9 and $8.8 in 2006, 2005 and 2004, respectively. Current participants will be moved to a defined contribution plan with a Company contribution based upon the current age of the participant.

Contributions to union sponsored, defined benefit, multiemployer pension plans were less than $1.5 in 2006, 2005 and 2004. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. While the Company has no present intention of withdrawing from any of these plans, nor has it been informed that there is any intention to terminate such plans, the Company does not believe there would be a material withdrawal liability in such event.

K. INCOME TAXES

The components of earnings before income taxes are as follows:

Year ended December 31	2006	2005	2004
Domestic	**$356.1**	$317.8	$347.7
Foreign	**78.7**	38.4	74.9
	$434.8	$356.2	$422.6

Income tax expense is comprised of the following components:

Year ended December 31	2006	2005	2004
Current			
Federal	**$103.8**	$113.1	$100.4
State and local	**7.8**	9.1	11.3
Foreign	**17.6**	18.3	22.1
	129.2	140.5	133.8
Deferred			
Federal	**2.3**	(21.8)	11.3
State and local	**(1.3)**	(3.0)	(6.5)
Foreign	**4.3**	(10.8)	(1.4)
	5.3	(35.6)	3.4
	$134.5	$104.9	$137.2

Income tax expense, as a percentage of earnings before income taxes, differs from the statutory federal income tax rate as follows:

Year ended December 31	2006	2005	2004
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increases (decreases) in rate resulting from:			
State taxes, net of federal benefit	**.6**	1.2	.9
Worthless stock deduction	**(2.3)**	–	–
Taxes on foreign earnings	**(.8)**	(1.8)	(1.1)
Recognition of deferred tax assets	**(1.1)**	(2.6)	(.9)
Permanent differences	**(.7)**	(1.2)	(.8)
Other	**.2**	(1.1)	(.6)
Effective tax rate	**30.9%**	29.5%	32.5%

The Company and its affiliates file tax returns in each jurisdiction where they are registered to do business. In the U.S. and many of the state jurisdictions, and in many foreign countries where the Company files tax returns, a statute of limitations period exists. After a statute period expires, the tax authorities may no longer assess additional income tax for the expired period. In addition, the Company is no longer eligible to file claims for refund for any tax that it may have overpaid.

As of December 31, 2006, five open tax years were undergoing (or subject to) audit by the United States Internal Revenue Service (IRS) and Canada Revenue Agency. In 2005, audits in both countries for the years 2000 and 2001 were settled in all material respects with no significant adjustments. In 2006, the IRS examination for the years 2002 and 2003 was concluded. A final report was issued, and the net refund of approximately $11 million, plus interest, was under review by the Joint Committee on Taxation as of December 31, 2006. The largest issue pertained to a refund claim we made for a worthless stock deduction. The resolution of this item has been reflected in 2006 as a reduction in the Company's overall tax rate.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to deferred tax assets or liabilities are as follows:

December 31	2006		2005	
	Assets	**Liabilities**	Assets	Liabilities
Property, plant and equipment	**$ 8.7**	**$ (84.6)**	$ 8.3	$ (84.5)
Inventories	**3.5**	**(23.0)**	1.5	(15.9)
Accrued expenses	**109.6**	**–**	105.3	–
Net operating loss and tax credit carryforwards	**75.1**	**–**	74.9	–
Pension cost	**11.6**	**(6.1)**	7.2	(15.4)
Intangible assets	**2.3**	**(96.8)**	8.0	(75.1)
Other	**13.1**	**(13.6)**	12.2	(24.1)
Gross deferred tax assets (liabilities)	**223.9**	**(224.1)**	217.4	(215.0)
Valuation allowance	**(37.3)**	**–**	(38.0)	–
Total deferred taxes	**$186.6**	**$(224.1)**	$179.4	$(215.0)
Net deferred tax liability		**$ (37.5)**		$ (35.6)

The valuation allowance primarily relates to net operating loss and tax credit carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, and limited carryforward periods in certain jurisdictions, were factors considered in determining the valuation allowance. Generally, no significant amount of carryforwards expire in any one year. However, $15.8 of the carryforwards will expire in 2016, if not used beforehand.

The Company recognized excess tax benefits of approximately $2.0, $2.2 and $4.4 in 2006, 2005 and 2004, respectively, related to the exercise of employee stock options, which have been recorded as increases to additional contributed capital. Effective January 1, 2006, the Company adopted SFAS 123R. Of the $2.0 excess tax benefit recorded in 2006, $1.3 represents a windfall tax benefit.

In 2005, the Company completed a foreign entity restructuring and cash repatriation transaction that resulted in the recognition of a deferred tax asset related to foreign losses and foreign taxes. Overall, the transaction generated a gross Foreign Tax Credit (FTC) benefit of $18.2 which was reduced by an $8 valuation allowance. The valuation allowance was recorded due to significant uncertainty regarding the Company's ability to realize all of the FTC benefit. In 2006, due to subsequent changes in facts and circumstances, a $4 reduction in the valuation allowance was made for this item.

Deferred income taxes and withholding taxes have been provided on earnings of the Company's foreign subsidiaries to the extent it is anticipated that the earnings will be remitted in the future as dividends. The tax effect of most distributions would be significantly offset by available foreign tax credits.

Deferred income taxes and withholding taxes have not been provided on undistributed earnings which management has deemed to be permanently reinvested. The cumulative undistributed earnings as of December 31, 2006, which the Company has deemed to be permanently reinvested, are approximately $190.2. If such earnings were distributed, the resulting incremental taxes would be approximately $30.8 based on present income tax laws, which are subject to change.

Deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

December 31	2006	2005
Other current assets	**$ 22.0**	$ 23.0
Other assets	**11.3**	20.7
Other current liabilities	**(3.7)**	(7.9)
Deferred income taxes	**(67.1)**	(71.4)
	$(37.5)	$(35.6)

L. SEGMENT INFORMATION

Reportable segments are primarily based upon the Company's management organizational structure. This structure is generally focused on broad end-user markets for the Company's diversified products. Residential Furnishings derives its revenues from components for bedding, furniture and other furnishings, as well as related consumer products. Commercial Fixturing & Components derives its revenues from retail store fixtures, displays, storage and material handling systems, components for office and institutional furnishings, and plastic components. The Aluminum Products revenues are derived from die castings, custom tooling and secondary machining and coating. Industrial Materials derives its revenues from drawn steel wire, specialty wire products and welded steel tubing sold to trade customers as well as other Leggett segments. Specialized Products derives its revenues from the automotive components industry, specialized machinery and equipment, and van interiors and truck bodies.

The accounting principles used in the preparation of the segment information are the same as used for the consolidated financial statements, except that the segment assets and income reflect the FIFO basis of accounting for inventory. Certain inventories are accounted for using the LIFO basis in the consolidated financial statements. The Company evaluates performance based on earnings from operations before interest and income taxes (EBIT). Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain general and administrative costs and miscellaneous corporate income and expense of the Company are allocated to the segments based on sales and EBIT. Asset information for the segments includes only inventory, trade receivables, net property, plant and equipment and unamortized purchased intangibles. These segment assets are reflected in the segment information at their estimated average for the year. Acquired companies' long-lived assets as disclosed include property, plant and equipment, goodwill and other intangibles, and long-term assets. Centrally incurred costs, allocated general and administrative costs and miscellaneous corporate income and expense include depreciation and other costs and income related to assets that are not allocated or otherwise included in the segment assets.

A summary of segment results for the years ended December 31, 2006, 2005 and 2004 are shown in the following tables. Segment figures for 2005 and 2004 have been restated for an organizational change, effective January 1, 2006, that moved van upfitting operations from Commercial Fixturing & Components to Specialized Products, and a small Office Components operation from Specialized Products to Commercial Fixturing & Components.

The impact of this organizational change on reported results for the year ended December 31,2005 was to move $85.5 of external sales and $(.9) of EBIT from the Commercial Fixturing & Components segment to the Specialized Products segment. In addition, for the year ended December 31, 2005, intersegment sales for Commercial Fixturing & Components increased $6.6, resulting in a net reduction in total Commercial Fixturing & Components sales of $78.9. Also, intersegment sales for Specialized Products decreased $3.8, resulting in a net increase of $81.7 in total Specialized Products sales.

The impact of this organizational change on reported results for the year ended December 31, 2004 was to move $90.1 of external sales and $1.2 of EBIT from the Commercial Fixturing & Components segment to the Specialized Products segment. In addition, for the year ended December 31, 2004, intersegment sales for Commercial Fixturing & Components increased $6.5, resulting in a net reduction in total Commercial Fixturing & Components sales of $83.6. Intersegment sales for Specialized Products decreased $3.0, resulting in a net increase of $87.1 in total Specialized Products sales.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

Year ended December 31	External Sales	Inter-Segment Sales	Total Sales	EBIT
2006				
Residential Furnishings	**$2,745.8**	**$ 22.5**	**$2,768.3**	**$277.1**
Commercial Fixturing & Components	**1,018.8**	**13.9**	**1,032.7**	**63.8**
Aluminum Products	**543.3**	**14.7**	**558.0**	**41.8**
Industrial Materials	**488.8**	**262.0**	**750.8**	**61.9**
Specialized Products	**708.7**	**45.1**	**753.8**	**43.0**
Intersegment eliminations				**1.8**
Adjustment to LIFO method				**(7.4)**
	$5,505.4	**$358.2**	**$5,863.6**	**$482.0**
2005				
Residential Furnishings	$2,598.8	$ 22.7	$2,621.5	$170.4
Commercial Fixturing & Components	1,049.1	19.4	1,068.5	40.0
Aluminum Products	516.0	15.4	531.4	30.6
Industrial Materials	533.4	310.4	843.8	104.2
Specialized Products	602.0	58.7	660.7	32.6
Intersegment eliminations				(5.5)
Adjustment to LIFO method				23.9
	$5,299.3	$426.6	$5,725.9	$396.2
2004				
Residential Furnishings	$2,467.5	$ 14.1	$2,481.6	$265.0
Commercial Fixturing & Components	982.1	12.5	994.6	54.1
Aluminum Products	505.7	16.0	521.7	45.5
Industrial Materials	530.3	287.2	817.5	121.5
Specialized Products	599.9	51.0	650.9	51.7
Intersegment eliminations				.4
Adjustment to LIFO method				(76.5)
	$5,085.5	$380.8	$5,466.3	$461.7

Year ended December 31	Assets	Additions to Property Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation and Amortization
2006				
Residential Furnishings	**$1,605.9**	**$ 36.7**	**$96.5**	**$ 68.5**
Commercial Fixturing & Components	**870.3**	**22.8**	**–**	**24.7**
Aluminum Products	**426.2**	**44.9**	**–**	**23.6**
Industrial Materials	**308.3**	**7.4**	**–**	**14.4**
Specialized Products	**721.8**	**34.5**	**–**	**32.2**
Unallocated assets	**275.4**	**20.0**	**–**	**12.0**
Adjustment to year-end vs. average assets	**57.4**			
	$4,265.3	**$166.3**	**$96.5**	**$175.4**
2005				
Residential Furnishings	$1,504.4	$ 60.1	$ 81.0	$ 74.2
Commercial Fixturing & Components	885.4	13.9	15.5	22.8
Aluminum Products	387.2	40.2	–	22.1
Industrial Materials	338.2	15.7	–	14.3
Specialized Products	614.7	23.9	94.6	27.2
Unallocated assets	238.7	10.4	–	10.5
Adjustment to year-end vs. average assets	103.8			
	$4,072.4	$164.2	$191.1	$171.1
2004				
Residential Furnishings	$1,395.7	$ 59.9	$ 3.6	$ 70.4
Commercial Fixturing & Components	877.1	17.3	15.2	29.4
Aluminum Products	375.8	22.3	–	23.4
Industrial Materials	303.3	14.9	.3	14.5
Specialized Products	567.8	32.3	26.3	25.8
Unallocated assets	626.8	10.4	–	11.3
Adjustment to year-end vs. average assets	50.7			
	$4,197.2	$157.1	$ 45.4	$174.8

Revenues from external customers, by product line, are as follows:

Year Ended December 31	2006	2005	2004
Residential Furnishings			
Bedding components	**$ 801.0**	$ 915.3	$ 895.2
Residential furniture components	**942.2**	895.0	805.1
Finished & consumer products	**841.7**	669.4	643.0
Other residential furnishings products	**160.9**	119.1	124.2
	2,745.8	2,598.8	2,467.5
Commercial Fixturing & Components			
Store displays, fixtures & storage products	**732.7**	778.5	742.9
Office furnishings & plastic components	**286.1**	270.6	239.2
	1,018.8	1,049.1	982.1
Aluminum Products			
Die cast products	**509.1**	481.5	474.6
Tool & die operations	**34.2**	34.5	31.1
	543.3	516.0	505.7
Industrial Materials			
Wire, wire products & steel tubing	**488.8**	533.4	530.3
Specialized Products			
Automotive products, commercial vehicle products & specialized machinery	**708.7**	602.0	599.9
	$5,505.4	$5,299.3	$5,085.5

The Company's operations outside of the United States are principally in Canada, Europe, Mexico and China. The geographic information that follows regarding sales is based on the area of manufacture.

Year Ended December 31	2006	2005	2004
External sales			
United States	**$4,360.7**	$4,163.4	$4,029.3
Canada	**419.9**	473.3	421.0
Europe	**353.7**	373.8	403.2
Mexico	**161.0**	155.0	145.7
China	**157.3**	94.6	55.9
Other	**52.8**	39.2	30.4
	$5,505.4	$5,299.3	$5,085.5
Long-lived assets			
United States	**$1,727.3**	$1,694.9	$1,553.9
Canada	**226.5**	238.8	227.9
Europe	**225.8**	207.2	228.2
Mexico	**92.1**	84.8	71.9
China	**51.3**	46.3	23.3
Other	**48.2**	37.9	27.2
	$2,371.2	$2,309.9	$2,132.4

M. CONTINGENCIES

The Company is involved in various legal proceedings including matters which involve claims against the Company under employment, intellectual property, environmental and other laws. When it appears probable in management's judgment that the Company will incur monetary damages or other costs in connection with claims and proceedings, and the costs can be reasonably estimated, appropriate liabilities are recorded in the financial statements and charges are made against earnings. No claim or proceeding has resulted in a material charge against earnings, nor are the total liabilities recorded material to the Company's financial position. While the results of any ultimate resolution are uncertain, management believes the possibility of a material adverse effect on the Company's consolidated financial position, results of operations and cash flows from claims and proceedings is remote.

Countervailing and Anti-Dumping Duties

In April 2001, the Coalition for Fair Lumber Imports filed two petitions with the U.S. Department of Commerce (Commerce) and the International Trade Commission (ITC), claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being "dumped" into the U.S. market (sold at less than fair value). As a result, beginning in May 2002, Commerce began imposing countervailing duty (CVD) and anti-dumping (AD) tariffs on softwood lumber imported from Canada.

The Canadian government and other Canadian companies appealed, under the North American Free Trade Agreement, an underlying 2002 ITC injury determination. In addition, certain rate determinations which had been set by Commerce were appealed to the Court of International Trade by both Canadian and U.S. interests.

On April 27, 2006, the U.S. and Canada jointly announced that they had reached an agreement on the core terms of an accord which would settle this dispute and on October 12, 2006, the Canada-United States Softwood Lumber Agreement (the "Agreement") officially entered into force. As a result, Commerce retroactively revoked the AD and CVD orders without the possibility of reinstatement and ordered the U.S. Customs Department to cease collecting cash duty deposits. The terms of the Agreement included the return of 82% of the duty deposits which had been paid to date plus interest.

Pursuant to the Agreement, in December 2006, the Company received duty refund payments totaling $18.3, of which $4.8 had been accrued for in 2005 based on previous rate revisions that had been announced by Commerce. The net amount of $13.5 is reflected as a reduction to the Company's 2006 cost of goods sold. In addition, the Company received interest payments under the agreement totaling $2.6.

Following is a summary of the CVD and AD charges/deposits and refunds recorded in the Company's consolidated financial statements through December 2006:

	2006	2005	2004	2003	2002	Total
Charges for CVD and anti-dumping duties	**$ 1.7**	$ 5.1	$5.6	$5.9	$4.4	$ 22.7
Refunds recorded	**(13.5)**	(4.8)	–	–	–	(18.3)
Interest on refund	**(2.6)**	–	–	–	–	(2.6)
Net charges (refunds)	**$(14.4)**	$ 0.3	$5.6	$5.9	$4.4	$ 1.8

N. SPECIAL CHARGES

In each of the three years the Company has implemented various cost reduction initiatives to improve its operating cost structures. These cost initiatives have, among other actions, included workforce reductions and the closure or consolidation of certain operations. Except for the "2005 Closure and Consolidation Initiative" described below, none of these initiatives have individually resulted in a material charge to earnings for any of the periods presented.

The details regarding all of the Company's net restructuring related costs for the periods presented are provided below.

Restructuring and other special charges for each of the three years ended December 31 were comprised of:

	2006	2005	2004
Severance and other restructuring costs	**$15.5**	$20.0	$6.9
Asset impairment costs	**4.3**	24.3	2.4
Inventory obsolescence and other	**(.2)**	14.1	–
(Gains) from sale of assets	**(7.6)**	(3.5)	–
Total restructuring and other special charges	**$12.0**	$54.9	$9.3

2005 Closure and Consolidation Initiative

In September 2005, the Company launched a significant broad-based restructuring initiative to reduce excess capacity and improve performance in a number of its businesses. As a result, management identified 36 operations to be closed, consolidated or sold and which currently constitute the 2005 Closure and Consolidation Initiative. At December 31, 2006, the 2005 Closure and Consolidation Initiative activities are essentially complete.

The following table contains, by each major type of cost associated with the 2005 Closure and Consolidation Initiative, the total amount of costs incurred in 2006 and 2005 and the cumulative amount incurred to date:

	Total Amount Incurred to Date	Total Amount Incurred in 2006	Total Amount Incurred in 2005
Type of charge:			
Employee termination costs	$12.4	$ 4.0	$ 8.4
Contract termination costs	1.1	.3	.8
Other exit costs, primarily plant closure and asset relocation	6.9	4.2	2.7
Total restructuring costs (1)	20.4	8.5	11.9
Asset impairment charges (2)	19.8	3.8	16.0
Inventory obsolescence and other (3)	11.8	(.6)	12.4
(Gain) from sale of assets	(7.4)	(7.4)	–
Total costs	$44.6	$ 4.3	$40.3

(1)Restructuring costs associated with the 2005 Closure and Consolidation Initiative are reported on the Statement of Earnings in "Other expense (income), net."

(2)Of the 36 facilities, 26 had asset impairment charges relating primarily to the write down of property, plant and equipment. These facilities by group include 7 in Fixture & Display; 5 in Bedding; 4 in Fabric, Foam & Fiber; 4 in Wire; 3 in Home Furniture & Consumer Products; 2 in Automotive and 1 in Machinery. Current fair market values were estimated based primarily on prices for similar assets. Asset impairment charges for the 2005 Closure and Consolidation Initiative are reported in "Other expense (income), net."

(3)Inventory obsolescence and other charges for the 2005 Closure and Consolidation Initiative are reported in "Cost of Goods Sold." In 2006, $3.6 of inventory obsolescence reserves originally established in 2005 were reversed based on subsequent sales. All of this obsolescence reserve reversal was in the Specialized Products segment.

Other than the inventory obsolescence and asset impairment charges, the costs associated with the 2005 Closure and Consolidation Initiative primarily represent cash charges.

The following table contains information, by segment, regarding the total amount of costs incurred in connection with the 2005 Closure and Consolidation Initiative and the amount incurred in the current year:

		Amounts Incurred in 2006		
	Total Amount Incurred in 2005	Restructuring Charges	Asset Impairment Charges	Inventory Obsolescence and Other
Residential Furnishings	$15.9	$3.1	$3.1	$ .5
Commercial Fixturing & Components	14.6	1.8	.2	.4
Aluminum Products	–	–	–	–
Industrial Materials	3.2	1.4	–	–
Specialized Products	6.6	2.2	.5	(1.5)
Total	$40.3	$8.5	$3.8	$ (.6)

	Amounts Incurred in 2006		
	Gain on Sale of Assets	Total Amount Incurred in 2006	Total Amount Incurred to Date
Residential Furnishings	$(4.3)	$2.4	$18.3
Commercial Fixturing & Components	(2.1)	.3	14.9
Aluminum Products	–	–	–
Industrial Materials	(1.0)	.4	3.6
Specialized Products	–	1.2	7.8
Total	$(7.4)	$4.3	$44.6

The accrued liability associated with the 2005 Closure and Consolidation Initiative consisted of the following:

	Balance at December 31, 2005	Additional Charges	Non-Cash Settlements and Other Adjustments	Payments	Balance at December 31, 2006
Termination benefits	$6.7	$4.0	$ –	$ (9.6)	$1.1
Contract termination costs	.7	.3	–	(.9)	.1
Other restructuring costs	1.4	4.2	–	(5.1)	.5
	$8.8	$8.5	$ –	$(15.6)	$1.7

All remaining payments relating to the 2005 Closure and Consolidation Initiative are expected to be made in the first part of 2007.

Other Initiatives

Apart from the 2005 Closure and Consolidation Initiative, the Company has implemented various cost reduction initiatives over the last three years to improve its operating cost structures. None of these actions has individually resulted in a material charge to earnings. For the full year of 2005, the Company incurred $14.6 of these costs for these various initiatives. In 2006, the Company incurred an additional $7.7, primarily composed of employee termination costs, to complete these initiatives. Total costs associated with these other initiatives have had the following impact on the Company's financial statements:

Year ended December 31	**2006**	2005	2004
Charged to other (income) expense, net:			
Severance and other restructuring costs	**$7.0**	$ 8.1	$3.9
Write-downs of property, plant and equipment	**.5**	8.3	.2
(Gain) on sales	**(.2)**	(3.5)	–
	$7.3	$12.9	$4.1
Charged to cost of goods sold:			
Severance and other restructuring costs	**$ –**	$ 1.7	$3.0
Write-down of property, plant and equipment	**–**	–	2.2
Inventory obsolescence and other	**.4**	–	–
	$ .4	$ 1.7	$5.2
Total of other initiatives	**$7.7**	$14.6	$9.3
Restructuring liabilities at year-end	**$1.6**	$ 2.1	$1.4

Adjustments of previously established liabilities relating to these activities have been negligible.

Net sales for the 12-month period prior to divestiture for businesses sold were $45 in 2006, $22 in 2005, and $0 in 2004. The earnings impact from these divested businesses is not material; as such, the Company has chosen not to report them as discontinued operations.

O. OTHER (INCOME) EXPENSE

The components of other (income) expense were as follows:

Year ended December 31	**2006**	2005	2004
Gain on asset sale	**$ (9.2)**	$ (6.3)	$(16.3)
Restructuring charges	**15.5**	20.0	3.9
Asset impairments	**4.3**	24.3	.2
Currency gain	**(.2)**	(1.2)	(2.1)
Other (income) expense	**(2.3)**	.7	(2.3)
	$ 8.1	$37.5	$(16.6)

P. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Strategy & Objectives

The Company is subject to market and financial risks related to interest rates, foreign currency, and commodities. In the normal course of business, the Company utilizes derivative instruments (individually or in combinations) to reduce or eliminate these risks. The Company seeks to use derivative contracts that qualify for hedge accounting treatment; however, some instruments may not qualify for hedge accounting treatment. It is the Company's policy not to speculate in derivative instruments.

Cash Flow Hedges

At December 31, 2006 and 2005, the Company had outstanding derivative financial instruments that hedge forecasted transactions and anticipated cash flows. The changes in fair value of unexpired contracts are recorded in other comprehensive income and reclassified to income or expense in the period in which earnings are impacted.

Commodity Cash Flow Hedges

The commodity cash flow hedges exclusively manage natural gas commodity price risk. Of the $21.8 in outstanding commodity hedges at December 31, 2006, $17.6 have maturities less than 1 year. None of these hedges had maturities beyond 19 months; however the Company routinely hedges commodity price risk up to 36 months. The Company recognized (expense) income on these commodity hedges of $(4.4) and $3.2 for years ended December 31, 2006 and 2005, respectively.

Foreign Currency Cash Flow Hedges

The foreign currency hedges manage risk associated with exchange rate volatility of various currencies. Of the $53.8 in foreign currency cash flow hedges at December 31, 2006, 65% hedged Canadian dollar exposures, 22% Mexican peso exposures, and 13% hedged other currencies including the British pound, Euro, and Australian dollar. As of December 31, 2006, no foreign currency cash flow hedges had maturities beyond 1 year. The $15.9 in cash flow hedges outstanding at December 31, 2005 hedged Mexican peso exposures. In general, foreign currency cash flow hedges have maturities within 2 years. The Company recognized income on these hedges of $1.5 and $1.5 for the years ended December 31, 2006 and 2005, respectively.

Fair Value Hedges

The Company's fair value hedges are not material and are outstanding to manage foreign currency risk associated with intercompany debt of a Brazilian subsidiary and trade receivables of a Canadian subsidiary. Hedges designated as fair value hedges recognize gain or loss currently in earnings.

Net Investment Hedges

At December 31, 2006 and 2005, the Company had $30.0 on a notional basis designated as hedging the net investment in a foreign operation. This hedge manages risk associated with net investments in a Swiss subsidiary. Changes in the value of the hedge offset the changes in the value of the net investment on a consolidated basis. As of December 31, 2006, the net investment hedge had a maturity within 24 months. In general net investment hedges may have maturities up to 5 to 8 years.

Hedge Effectiveness

All hedges are deemed to be effective; therefore, we have not recorded any material amounts for ineffectiveness.

All transactions qualified for hedge accounting treatment and no non-derivative instruments were designated as hedging instruments in the years 2006 and 2005. The Company expanded its use of derivative instruments during 2006 and anticipates that the trend will continue. The table below details the derivative contracts outstanding at December 31, 2006 and 2005 respectively. Fair value amounts are based on market and/or dealer quotations. Fair values of the derivatives do not consider the offsetting underlying hedged item.

	2006		2005	
	Total USD Equivalent Notional Amount	Fair Value at 12/31/06	Total USD Equivalent Notional Amount	Fair Value at 12/31/05
Commodity cash flow hedges	**$ 21.8**	**$(2.4)**	$13.0	$ 5.7
Foreign currency cash flow hedges	**53.8**	**.6**	15.9	1.3
Total cash flow hedges	**75.6**	**(1.8)**	28.9	7.0
Fair value hedges	**3.0**	**(.4)**	1.0	–
Net investment hedges	**30.0**	**(1.9)**	30.0	(.2)
Total derivative instruments	**$108.6**	**(4.1)**	$59.9	6.8
Deferred income taxes		**1.4**		(2.6)
Total, net of tax		**$(2.7)**		$ 4.2

Q. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments, net unrealized gains (losses) on net investment hedges, cash flow hedges, fair value hedges and defined benefit plans. The following table sets forth the changes in each component of accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustments (1)	Net Investment Hedges (2)	Cash Flow Hedges (3)	Fair Value Hedges (4)	Defined Benefit Pension Plans (5)	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2004	$ 34.9	$ (.5)	$ –	$ –	$ –	$ 34.4
Period change	57.6	(2.4)	–	–	(7.3)	47.9
Balance December 31, 2004	92.5	(2.9)	–	–	(7.3)	82.3
Period change	(21.9)	2.8	4.3	–	(1.2)	(16.0)
Balance December 31, 2005	70.6	(.1)	4.3	–	(8.5)	66.3
Period change	33.9	(1.1)	(5.6)	(.2)	2.1	29.1
Adjustment to initially apply SFAS 158	–	–	–	–	(19.8)	(19.8)
Balance December 31, 2006	**$104.5**	**$(1.2)**	**$(1.3)**	**$(.2)**	**$(26.2)**	**$ 75.6**

(1)Foreign currency translation adjustments activity is shown net of income tax expense (benefit) of $(1.0) in 2006; $1.8 in 2005; and $1.3 in 2004.

(2)Net investment hedges activity is shown net of income tax expense (benefit) of $(.7) in 2006; $(.1) in 2005; and $(1.8) in 2004.

(3)Cash flow hedge activity is shown net of income tax expense (benefit) of $(3.2) in 2006; $2.7 in 2005.

(4)Fair value hedge activity is shown net of income tax expense (benefit) of $(.1) in 2006.

(5)Defined benefit pension plan activity is shown net of income tax expense (benefit) of $1.4 in 2006; $(.7) in 2005; and $(4.0) in 2004. Adjustment to initially apply SFAS 158 is shown net of income tax expense (benefit) of $(12.5) in 2006.

Selected Financial Data

Leggett & Platt, Incorporated

(Unaudited)
(Dollar amounts in millions, except per share data)

	2006	2005	2004	2003	2002
Summary of Operations					
Net sales	**$5,505.4**	$5,299.3	$5,085.5	$4,388.2	$4,271.8
Net earnings	**300.3**	251.3	285.4	205.9	233.1
Earnings per share					
Basic	**1.61**	1.30	1.46	1.05	1.17
Diluted	**1.61**	1.30	1.45	1.05	1.17
Cash dividends declared per share	**.67**	.63	.58	.54	.50
Summary of Financial Position					
Total assets	**$4,265.3**	$4,072.4	$4,197.2	$3,889.7	$3,501.1
Long-term debt	**1,060.0**	921.6	779.4	1,012.2	808.6

Net earnings and earnings per share for 2002 do not include stock option expense. As discussed in Note A on page 41 of the Notes to Consolidated Financial Statements, the Company began recognizing stock option expense under SFAS 123 in 2003 for options granted after January 1, 2003. Including stock option expense under SFAS 123 for options granted after January 1, 2002, net earnings in 2002 would have been $226.9; basic earnings per share would have been $1.14; and diluted earnings per share would have been $1.14.

(Unaudited)
(Dollar amounts in millions)

INTEREST RATES

The table below provides information about the Company's debt obligations sensitive to changes in interest rates. Substantially all of the debt shown in the table below is denominated in United States dollars. (See discussion of Net Investment Hedges provided in Note P to the financial statements on page 56). The fair value of fixed rate debt was less than its $846.7 carrying value by $43.5 at December 31, 2006, and less than its $921.7 carrying value by $23.5 at December 31, 2005. The fair value of fixed rate debt was calculated using an interest rate equal to the U.S. Treasury Bond rate as of December 31, 2006 and December 31, 2005 for similar remaining maturities, plus an estimated "spread" over such Treasury securities representing the Company's interest costs under its medium-term note program. A 50 basis point increase in the interest rate would result in an additional $24.0 reduction in the fair value of fixed rate debt. The fair value of variable rate debt is not significantly different from its recorded amount.

	Scheduled Maturity Date							
Long-term debt as of December 31,	2007	2008	2009	2010	2011	Thereafter	2006	2005
Principal fixed rate debt	$25.0	$71.5	$15.0	$ –	$ –	$735.2	$ 846.7	$ 921.7
Average interest rate	7.40%	6.31%	7.26%	–	–	4.74%	4.99%	5.17%
Principal variable rate debt	9.9	9.7	9.7	21.3	.5	22.0	73.1	72.1
Average interest rate	3.90%	3.86%	3.86%	3.82%	3.61%	4.05%	3.91%	3.10%
Miscellaneous debt*							192.2	26.4
Total debt							1,112.0	1,020.2
Less: current maturities							(52.0)	(98.6)
Total long-term debt							$1,060.0	$ 921.6

**Includes $154.4 of commercial paper expected to be refinanced on a long-term basis and is supported by a $400 million revolving credit agreement which terminates in 2011.*

DERIVATIVE FINANCIAL INSTRUMENTS

The Company is subject to market and financial risks related to interest rates, foreign currency, and commodities. In the normal course of business, the Company utilizes derivative instruments (individually or in combinations) to reduce or eliminate these risks. The Company seeks to use derivative contracts that qualify for hedge accounting treatment; however, some instruments may not qualify for hedge accounting treatment. It is the Company's policy not to speculate in derivative instruments. Information regarding cash flow hedges, fair value hedges and net investment hedges is provided in Note P to the financial statements on page 56 and is incorporated by reference into this section.

INVESTMENT IN FOREIGN SUBSIDIARIES

The Company views its investment in foreign subsidiaries as a long-term commitment and does not hedge translation exposures, except for the net investment hedge discussed in Note P to the financial statements on page 56. The investment in a foreign subsidiary may take the form of either permanent capital or notes. The Company's net investment in foreign subsidiaries subject to translation exposure at December 31 is as follows:

Functional Currency	**2006**	2005
Canadian Dollar	**$316.9**	$311.2
European Currencies	**299.5**	270.0
Mexican Peso	**79.8**	80.0
Chinese Renminbi	**115.7**	79.1
Other	**65.9**	40.5
Total	**$877.8**	$780.8

Quarterly Summary of Earnings

Leggett & Platt, Incorporated

(Unaudited)
(Dollar amounts in millions, except per share data)

Year ended December 31	First	Second	Third	Fourth	Total
2006					
Net sales	**$1,377.7**	**$1,402.6**	**$1,414.6**	**$1,310.5**	**$5,505.4**
Gross profit	**240.1**	**256.4**	**258.6**	**243.3**	**998.4**
Earnings before income taxes	**92.3**	**111.6**	**125.1**	**105.8**	**434.8**
Net earnings	**62.1**	**84.2**	**84.0**	**70.0**	**300.3**
Earnings per share					
Basic	**$.33**	**$.45**	**$.45**	**$.38**	**$1.61**
Diluted	**$.33**	**$.45**	**$.45**	**$.38**	**$1.61**
2005					
Net sales	$1,301.3	$1,309.8	$1,348.6	$1,339.6	$5,299.3
Gross profit	232.4	246.2	215.1	219.1	912.8
Earnings before income taxes	107.7	118.2	77.6	52.7	356.2
Net earnings	72.8	79.2	54.0	45.3	251.3
Earnings per share					
Basic	$.37	$.41	$.28	$.24	$1.30
Diluted	$.37	$.41	$.28	$.24	$1.30

In the fourth quarter of 2006, the Company received a $20.9 refund of duties paid to the U.S. Customs Department over the previous four years on imports of softwood lumber from Canada. A receivable of $1.5 and $3.3 was recorded in the 2005 second and fourth quarters, respectively. $16.1 (of which $2.6 was interest) was recorded in the fourth quarter of 2006. See Note M on page 54 of the Notes to Consolidated Financial Statements for further discussion.

Stock Market and Ownership Data

Leggett & Platt, Incorporated

Leggett & Platt's common stock is listed on The New York Stock Exchange (symbol LEG), and is a component of the S&P 500 Index. The table below highlights historical stock market information.

	Stock Price Range			Millions of Shares		Dividends	
	High	Low	Close	Traded	Outstanding (avg. diluted)	Declared	Yield
1998:	$28.75	$16.88	$22.00	71.3	200.7	$.315	1.4%
1999:	$28.31	$18.63	$21.44	108.4	200.9	$ .36	1.7%
2000:	$22.56	$14.19	$18.94	122.1	200.4	$ .42	2.2%
2001:	$24.45	$16.85	$23.00	106.5	200.4	$ .48	2.1%
2002:	$27.40	$18.60	$22.44	128.3	199.8	$ .50	2.2%
2003:	$23.69	$17.16	$21.63	140.6	197.0	$ .54	2.5%
2004:	$30.68	$21.19	$28.43	147.5	196.9	$ .58	2.0%
2005:							
First Quarter	$29.61	$27.03	$28.88	32.4	196.5	$ .15	2.1%
Second Quarter	29.35	25.53	26.58	39.1	195.0	.16	2.4%
Third Quarter	28.60	19.54	20.20	57.0	193.8	.16	3.2%
Fourth Quarter	24.44	18.19	22.96	56.7	189.0	.16	2.8%
For the Year	$29.61	$18.19	$22.96	185.2	193.6	$ .63	2.7%
2006:							
First Quarter	$25.14	$23.05	$24.37	46.1	188.2	$ .16	2.6%
Second Quarter	27.04	23.74	24.98	42.0	187.9	.17	2.7%
Third Quarter	25.25	21.93	25.03	47.6	186.3	.17	2.7%
Fourth Quarter	25.45	22.43	23.90	53.2	184.9	.17	2.8%
For the Year	$27.04	$21.93	$23.90	188.9	186.8	$ .67	2.8%

Price and volume data reflect composite transactions; price range reflects intra-day prices; data source is Bloomberg.

SHAREHOLDERS

The Company estimates it has approximately 50,000 shareholders, which includes 14,000 shareholders of record (i.e. stock certificates are issued in the name of the owner) as of February 23, 2007 and 36,000 beneficial shareholders (i.e. stock is held for the owner by their stockbroker in the name of the brokerage firm). At year end, institutional investors (e.g. mutual funds, pension funds) as a group held an estimated 69% of the Company's shares; the ten largest positions held 37%. In addition, management and employees, directors, retirees, merger partners, and their family members collectively held approximately 20% of the Company's shares.

DIVIDEND RECORD

- 35 Consecutive Annual Increases
- 14% Compound Annual Growth

Cash dividends have been paid on the Company's common stock each year since 1939. At the current indicated annual dividend of $.68 per share, 2007 will be our 36th consecutive year of increase in Leggett's annual dividends. Over this period dividends have doubled about every 5 years, yielding an average compound growth rate of over 14%. To our knowledge, only one other S&P 500 firm has achieved as long a string of consecutive dividend increases at the growth rate we have sustained.

NYSE CERTIFICATION

The New York Stock Exchange requires that the CEO file an annual certification indicating that there are no violations of NYSE listing standards. This certification was executed by our CEO on May 11, 2006 and filed after last year's annual meeting.

The Company has not notified the NYSE of any listing standards violation because, to the best of our knowledge, none exist. Furthermore, the CEO and CFO filed certifications with the SEC, as required by the Sarbanes-Oxley Act, regarding the quality of the Company's public disclosure. These certifications can be found as Exhibits 31.1 and 31.2 in the 10-K filed on February 27, 2007.

STOCK PERFORMANCE GRAPH

The following graph and data table show the cumulative total shareholder return for five years (ending December 31, 2006) for Leggett & Platt, the S&P 500 Composite Index and our Peer Group. These figures assume all dividends are reinvested, and are based on initial investments of $100 on December 31, 2001. The Peer Group consists of manufacturing companies that, though they are involved in different industries, resemble Leggett in diversification, strategy, growth objectives, acquisitiveness, size, customer breadth, and geographic extent. The group includes:

- Carlisle Companies
- Cooper Industries
- Danaher Corporation
- Dover Corporation
- Eaton Corporation
- Emerson Electric Co.
- Illinois Tool Works
- Ingersoll-Rand Co.
- Masco Corporation
- Pentair Inc.
- PPG Industries

5-Year Cumulative Total Return
Dollars


$180
$140
$100
$60
Leggett & Platt
Peer Group
S&P 500 Index
2001
2002
2003
2004
2005
2006

	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06
Leggett & Platt	100	100	99	132	110	117
Peer Group	100	96	132	157	154	175
S&P 500 Index	100	78	100	111	117	135

DIVIDEND POLICY

The Company targets dividend payout of roughly one-third the average net earnings for the most recent three years. Payout has been well above those levels in recent years, but Leggett expects to move back toward the target as earnings grow. Leggett believes in consistently paying cash dividends, is proud of its dividend growth record, and intends to extend that record far into the future. Quarterly cash dividends are usually declared in February, May, August, and November, and paid about two weeks after the start of the following quarter. For 2007, the Company's anticipated record dates are March 15, June 15, Sept. 14, and Dec. 14; anticipated payments dates are April 13, July 13, Oct. 15, and Jan. 15, 2008.

Dividend History
Cents per share


72
54
36
18
0
1986
1991
1996
2001
2006

Board of Directors

Non-Management Directors



Raymond F. Bentele, 70, served as President and Chief Executive Officer of Mallinckrodt, Inc., a manufacturer of medical and specialty chemical products, from 1981 until his retirement in 1992. He serves as a director of The Mosaic Company, and of AMCON Distributing Company. He was first elected as a director of the Company in 1995.



Ralph W. Clark, 66, was a Vice President of International Business Machines Corporation (IBM) from 1988 until 1994. He also served as Chairman of Frontec AMT Inc., a software company, until his retirement in 1998. Mr. Clark was first elected as a director of the Company in 2000.



Harry M. Cornell, Jr., 78, is Chairman Emeritus of the Company's Board of Directors. He has served the Company in various capacities since 1950 including President from 1960 to 1982 and Chief Executive Officer from 1960 to 1999. Mr. Cornell was Chairman of the Board from 1982 to 2002. He was first elected as a director of the Company in 1958.



R. Ted Enloe, III, 68, has been Managing General Partner of Balquita Partners, Ltd., a family securities and real estate investment partnership, since 1996. He also served as President and Chief Executive Officer of Optisoft, Inc. from 2003 to 2005. Mr. Enloe serves as a director of Silicon Laboratories, Inc. and Live Nation, Inc. He was first elected as a director of the Company in 1969.



Richard T. Fisher, 68, is Senior Managing Director, Midwest Division, of Oppenheimer & Co., an investment banking firm. He served as Managing Director of CIBC World Markets Corp., an investment banking firm, from 1990 to 2002. Mr. Fisher was first elected as a director of the Company in 1972.



Joseph W. McClanathan, 54, has served as President and Chief Executive Officer of the Energizer Battery Division of Energizer Holdings, Inc., since January 2004. Prior to his current position, he served Energizer as President, North America, from 2002 to 2004, and as Vice President, North America, from 2000 to 2002. He was first elected as a director of the Company in 2005.



Judy C. Odom, 54, served as Chairman of the Board and Chief Executive Officer of Software Spectrum, Inc., a computer software company, until 2002. She is a director of Harte Hanks Inc., a direct marketing company. Ms. Odom was first elected as a director of the Company in 2002.



Maurice E. Purnell, Jr., 67, is Of Counsel to the law firm of Locke Liddell & Sapp, LLP. He was a partner of Locke Liddell from 1972 to 2002. Mr. Purnell was first elected as a director of the Company in 1988.



Phoebe A. Wood, 53, is Vice Chairman (recently appointed) and Chief Financial Officer (since 2001) of Brown-Forman Corporation, a diversified consumer products manufacturer. She served as Executive Vice President from 2001 to 2006. Ms. Wood's previous experience includes various positions at Atlantic Richfield Corporation, an oil and gas company, from 1976 to 2000. Ms. Wood was first elected as a director of the Company in 2005.

Management Directors



Karl G. Glassman, 48, was appointed Chief Operating Officer of the Company in 2006 and Executive Vice President in 2002. Previously, he served the Company as President of the Residential Furnishings Segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and President of Bedding Components from 1996 to 1998. Mr. Glassman has served the Company in various capacities since 1982. He was first elected as a director of the Company in 2002.



David S. Haffner, 54, was appointed Chief Executive Officer of the Company in 2006 and has served as President of the Company since 2002. He previously served as the Company's Chief Operating Officer from 1999 to 2006, Executive Vice President from 1995 to 2002, and in other capacities since 1983. Mr. Haffner serves as a director of Bemis Company, Inc. He was first elected as a director of the Company in 1995.



Felix E. Wright, 71, has served as Chairman of the Company's Board of Directors since 2002. Previously, he served as the Company's Chief Executive Officer from 1999 to 2006, Vice Chairman of the Board of Directors from 1999 to 2002, and Chief Operating Officer from 1979 to 1999. Mr. Wright has served in various other capacities since 1959. He was first elected as a director of the Company in 1977.

Key Board Committees:

Audit: Bentele (Chair), Clark, Fisher, McClanathan, Odom, Wood; *Compensation:* Enloe (Chair), Fisher, Odom; *Nominating and Corporate Governance:* Fisher, Odom, Purnell (Chair). Mr. Fisher serves as Presiding Director at meetings of the non-management directors. Mr. Bentele, Ms. Odom, and Ms. Wood are the Audit Committee's financial experts.

Corporate Officers

Senior Corporate Executives

Felix E. Wright, 71, Chairman of the Board,was appointed Chairman in 2002. Served as Chief Executive Officer from 1999 to 2006, as Vice Chairman of the Company's Board of Directors from 1999 to 2002, and as Chief Operating Officer from 1979 to 1999. Joined the Company directly from college in 1959.

David S. Haffner, 54, President and Chief Executive Officer, was appointed CEO in 2006; has served as President since 2002. Served as Chief Operating Officer from 1999 to 2006, as Executive Vice President from 1995 to 2002 and in other capacities since 1983. Prior experience includes nine years with Schreiber Foods, where he served as Director of Engineering.

Karl G. Glassman, 48, Executive Vice President and Chief Operating Officer, was appointed COO in 2006; has served as Executive Vice President since 2002. Served as President of the Residential Furnishings Segment from 1999 to 2006, as Senior Vice President of the Company from 1999 to 2002, as President of Bedding Components from 1996 to 1998, and in various other capacities since 1982. Prior to Leggett, he worked for Federal Express and DeLamar Bed Spring.

Matthew C. Flanigan, 45, Senior Vice President and Chief Financial Officer, was promoted to Senior Vice President in 2005, and appointed CFO in 2003. Served as President of the Office Furniture Components Group from 1999 to 2003, and in various other positions since 1997. Previous work experience includes 13 years in the banking industry at Société Générale and InterFirst Bank, both in Dallas, TX.

John A. Hale, 58, Senior Vice President - Human Resources, was named a Senior Vice President of the Company in 2004; has led the Human Resources department since 1988. Previously served the Company as Staff Vice President of Personnel and as manager of various human resource functions. Prior to joining Leggett in 1979, he was a personnel manager for Eagle Picher Industries and a high school teacher in Afton, IL.

Ernest C. Jett, 61, Senior Vice President – General Counsel & Secretary, was promoted to Senior Vice President in 2005. Was appointed General Counsel in 1997, and Vice President and Secretary in 1995. Served the Company as Managing Director of the Legal Department from 1991 to 1997, and as Assistant General Counsel from 1979 to 1995. Before joining the Company in 1979, he held positions at both Tenneco, Inc. and Cooper Industries.

Senior Operating Vice Presidents

Jack D. Crusa, 52, Senior Vice President – Specialized Products, assumed responsibility for both the Specialized Products segment and the Company's procurement efforts in 2004. Became a Senior Vice President of the Company in 1999. Served as President of the Industrial Materials segment from 1999 to 2004, and in a variety of other capacities since 1986. Before joining Leggett, he worked as a CPA for BKD, LLP.

Joseph D. Downes, Jr., 62, Senior Vice President – Industrial Materials, was appointed Senior Vice President of the Company in January 2005, and President of the Industrial Materials Segment in 2004. Served the Company as President of the Wire Group from 1999 to 2004, and in various other capacities since 1976. Prior industry experience includes 12 years in wire and steel sales.

Robert G. Griffin, 54, Senior Vice President – Fixture & Display, was named Senior Vice President of the Company in 1999, and has served as President of the Company's Fixture & Display Group since 1998. Served as Director of Mergers, Acquisitions & Strategic Planning from 1995 to 1998. Joined the Company in 1992. Previous work experience includes positions with Mennen Company, AMF Inc., and A&P Tec. Co.

Paul R. Hauser, 55, Senior Vice President – Residential Furnishings, was named President of the Residential Furnishings segment in 2006, and promoted to Senior Vice President of the Company in 2005. Served as Vice President of the Company and President of the Bedding Group from 1999 to 2006, and in various other positions since 1980. Prior to joining Leggett, he worked in sales for Penn Dixie Steel and Hauser Tractor & Equipment.

Daniel R. Hebert, 63, Senior Vice President – Aluminum Products, was appointed Senior Vice President of the Company and President of the Aluminum Products Segment in 2002. Joined the Company in 1996 as vice president of our aluminum operations. Prior experience includes five years as vice president of operations at Midwest Fabrication, and 25 years at GE Lighting.

Dennis S. Park, 52, Senior Vice President – Commercial Fixturing & Components, was appointed Senior Vice President of the Company, and President of the Commercial Fixturing & Components Segment in 2006. Became President of the Home Furniture and Consumer Products Unit in 2004. Was named Vice President of the Company, and President of Home Furniture Components in 1996. Served the Company in various positions since 1977.

Corporate Vice Presidents

Lance G. Beshore	Government Relations
Michael W. Blinzler	Information Technology
Raymond J. Cavanaugh	Internal Audit and Due Diligence
Peter W. Connelly	Procurement
David M. DeSonier	Investor Relations, Assistant Treasurer
James L. Hess	Operations Services
Russell J. Iorio	Mergers and Acquisitions
John G. Moore	Associate General Counsel, Associate Secretary
Sheri L. Mossbeck	Treasurer
Kenneth W. Purser	Tax
Mark L. Smith	Associate General Counsel – Law
William S. Weil	Corporate Controller, Chief Accounting Officer

Operating Vice Presidents

Arnold E. Berney	Int'l Home Furniture Components
J. Scott Bull	Aluminum Products
Perry E. Davis	Bedding Components
Robert W. Doerner	Office Chair Components
Klaus W. Dohring	Automotive
Randall M. Ford	Home Furniture Components
Russell N. Fugate	Office and Plastic Components
John A. Garrett	Machinery and Technology
Jerry W. Greene, Jr.	Fabric and Geo Components
Larry R. Heppe	Foam and Carpet Underlay
Charles A. Kallil, Sr.	Digital Printing Tubing
Elliott J. Lyons	Commercial Vehicle Products
Vincent S. Lyons	Engineering & Technology
Michael S. Walters	Fabric, Foam, Fiber
David A. Young	Office Furniture Components

Annualize: To take a measurement covering a period of less than one year, and extrapolate it to cover a full year.

Basis Point: A unit of measure equal to 1/100th of 1%.

Bolt-On: An acquisition, usually fairly small, that is quite similar to existing operations and can easily be integrated into (or "bolted on" to) an existing business unit. Most of Leggett's acquisitions are "bolt-ons."

Book Value Per Share: Another term for per share shareholder equity, or net worth. A company's total assets minus total liabilities, divided by the number of shares of stock outstanding.

Business Group or Unit: An organizational subset of Leggett's operations; there are currently 11 business groups and 29 business units.

Capital Expenditure: Funds used to purchase physical assets including property, plant and equipment.

Cash Equivalents: Highly liquid assets; assets that can be readily converted into cash.

Credit Rating: An evaluation of a company's ability to repay debt. Ratings are issued by Moody's, S&P, and Fitch. Investors and analysts use these ratings to assess the risk of an investment.

Commercial Paper: Unsecured (i.e. no collateral required), unregistered short-term debt that typically comes due within 270 days.

De-Contenting: Modifying product design to replace higher cost components with lower cost components.

Debt to Cap: An indicator of financial leverage; the ratio of long-term debt to total capitalization. Companies with significant cash positions will often calculate Net Debt to Cap, which modifies the figure as if cash had been used (first) to repay current maturities of long term debt and (second) to reduce long term debt.

Deverticalization: Leggett's term for encouraging customers to cease making their own components. Leggett becomes their component supplier, freeing them to concentrate on retailing, marketing and assembly.

Die Casting: Process for producing engineered parts by forcing molten metal under high pressure into reusable steel molds (called dies).

Dividend: The portion of a company's profit paid to shareholders, usually in cash.

Dividend Yield: The fraction of the stock price returned to shareholders annually as dividends (equal to dividends paid divided by stock price). For example, a stock selling for $30 that pays shareholders $0.60 in annual dividends has a dividend yield of 2.0% (= 0.60 / 30.00).

EBIT: Earnings before interest and taxes.

EBIT Margin: EBIT divided by sales; equal to the amount of EBIT earned per dollar of sales.

EPS: Earnings per share. A company's after-tax profit divided by the weighted average number of shares of stock. For instance, if a company earning $6 million had 3 million shares of stock, its EPS would be $2 per share.

Form 10-K: An annual report filed with the SEC by public corporations.

Fortune 500: Fortune magazine's listing of the top 500 U.S. corporations, ranked by annual sales.

Forward Looking Statements: Comments a company makes regarding beliefs or expectations about the future.

Geo Components: Product group that includes geotextiles, ground stabilization, geogrids, silt fencing, landscaping, chemicals, seed and fertilizer.

Geotextiles: Synthetic fabrics used in drainage protection, erosion control and weed control.

Gondola Shelving: Standard form of upright steel shelving used by large retailers. Typically has a pegboard backing and allows for varied shelf height; can be used to create end caps, wall units, and center aisles.

Goodwill: The premium paid for an acquisition; the amount paid in excess of the fair market value of the assets acquired.

Gross Margin: Gross profit (which is net sales less cost of goods sold) divided by net sales.

Hedge: An investment made specifically to reduce or eliminate risks related to items such as interest rates, foreign currency exchange rates, and commodity costs.

Innerspring: The set of steel coil springs, bound together, that form the core of about 90% of mattresses in North America.

Intangible Asset: A non-financial asset lacking physical substance; examples include goodwill, patents, trademarks and licenses.

Internal Sales Growth: See Organic Sales Growth.

Inter-Segment Sales: Sales of product from one segment of the company to another (e.g. sales of wire from Leggett's Industrial Materials segment to the Residential Furnishings segment).

LIFO: "Last In, First Out;" an inventory accounting method that assumes the products acquired last are the first ones sold.

Long-Term Debt: Liability, such as a bond or a note, that comes due (i.e. must be repaid) more than one year into the future.

Maker/User: Leggett's term for a customer that makes its own components for use in the assembly of a product it manufactures.

Motion Mechanism: The highly-engineered component that enables furniture to recline, tilt, swivel, elevate, etc; usually made from steel.

Net Debt: The amount of debt remaining if all cash and cash equivalents are used to pay off debt.

Net Debt to Net Capital: A measure of leverage that allows meaningful comparison to historical periods of higher cash balances; equal to: (Long Term Debt + Current Debt Maturities - Cash & Equivalents) / (Total Capitalization + Current Debt Maturities – Cash & Equivalents).

Net Margin: Net earnings divided by net sales; a measure of after-tax profitability per dollar of sales. Also called net earnings margin.

Net Sales: Overall sales to third parties adjusted for discounts and/or return of product. Excludes inter-segment sales.

One-Stop Supplier: A vendor that can provide the full variety of products the customer needs, enabling the customer to deal with only one supplier, rather than dealing with many separate manufacturers.

Organic Sales Growth: Also called "same location sales growth" or "internal sales growth." The amount of sales increase not attributable to acquisitions; sales growth that comes from the same plants and facilities that the company owned during the previous year.

Payout Ratio: The percentage of earnings that is paid to shareholders in the form of dividends.

Point-of-Purchase Display: Temporary or semi-permanent, brand-specific, promotional exhibit located in a retail store.

Revolving Credit: Contractual agreement to loan up to a specified amount of money, for a specified period of time; any amounts repaid can be borrowed again.

Return on Shareholders' Equity: Net earnings divided by shareholders' equity; a measure of the amount earned on the investment of the stockholders.

Return on Total Capital: The sum of net earnings and after-tax interest expense, divided by total capitalization; a measure of the amount earned on the investment of both stockholders and debt holders.

S&P 500: An index of 500 widely-held large-company stocks that measures the general performance of the U.S. stock market.

Same Location Sales Growth: See Organic Sales Growth.

Segment: A major subset of the company's operations that contains business groups and units. Leggett reports results in five segments.

Shareholders' Equity: Another term for net worth. A company's total assets minus total liabilities.

Shelf Registration: SEC rule that allows a company to comply with registration requirements prior to issuing debt or equity; once filed, the shelf allows the company to issue securities as conditions become favorable.

Store Fixture: Shelving, display case, rack, cart, kiosk, partition, or cabinet used to hold or present a product in a retail environment.

Steel Rod: Commodity product produced at steel mills. Rod looks like a coil of thick wire and is rolled (or formed) from a billet (which is a long bar of steel). Rod is commonly used to make wire, bolts and nails. Leggett is the largest consumer of steel rod in the U.S.

Total Capitalization: The sum of four balance sheet items: long-term debt, other liabilities, deferred income taxes and shareholder's equity. In essence, it is a measure of the total amount invested in the firm by both shareholders and lenders.

Total Sales: Net sales plus inter-segment sales.

Working Capital: The strict accounting definition is: current assets less current liabilities. Many companies, including Leggett, exclude cash and equivalents, as well as current maturities of long term debt, when analyzing how efficiently working capital is being utilized.

Corporate Information

Mailing Address:
Leggett & Platt, Incorporated
PO Box 757
Carthage, MO 64836-0757
(417) 358-8131

Annual Meeting:
May 9, 2007, at 10:00 a.m. (local time), at the Company's Cornell Conference Center, No. 1 Leggett Road, Carthage, Missouri.

Stockholder Inquiries:
Inquiries regarding dividend payments, lost dividend checks, stock transfers, address or name changes, duplicate mailings, lost stock certificates, or Form 1099 information should be directed to the Transfer Agent.

Direct Deposit of Dividends:
The Company strongly encourages shareholders to have dividends deposited directly to their checking account, as this reduces expenses. Please contact the Transfer Agent for more information.

Transfer Agent and Registrar:
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 419064
Kansas City, MO 64141-6064, or
928 Grand Blvd., 5th Floor
Kansas City, MO 64106
Phone: (800) 884-4225
www.umb.com/business/shareholder/faq.html

Web Site:
www.leggett.com
Press releases, Forms 10-K and 10-Q, the Annual Report, corporate governance information, and a variety of other items are available on the Investor Relation's portion of the Company's website.

Form 10-K:
To obtain a copy of the Company's Form 10-K, as filed with the SEC, direct requests to Investor Relations. This report, without exhibits, will be provided at no charge, and is also available on Leggett's website.

Independent Registered Public Accounting Firm:
PricewaterhouseCoopers LLP
St. Louis, Missouri

Contacting the Audit Committee:
Should you become aware of any questionable accounting, internal controls or auditing matters, you may report your concerns confidentially to the Company's Audit Committee. You may request written acknowledgment of your written concern.
Call: (888) 401-0536
Write: L&P Audit Committee
Attn: Ray Cavanaugh
P.O. Box 757
Carthage, MO 64836
Email: auditcommittee@leggett.com

Investor Relations:
General information about Leggett and its common stock may be obtained from the Investor Relations department:
David M. DeSonier, Vice President
Susan R. McCoy, Director
Crystal L. Hacker, Analyst
Bonnie S. Young, Specialist
Janna M. Fields, Secretary
Phone: (417) 358-8131
Fax: (417) 359-5114
Email: invest@leggett.com

Listed:
The New York Stock Exchange
(ticker = LEG)

Stock Analyst Coverage:
Edward Jones
Longbow Research
Morgan Keegan
Raymond James
Stifel Nicolaus
SunTrust Robinson Humphrey
UBS

Contacting the Board of Directors:
Individuals may communicate with the Board via email at presidingdirector@leggett.com or in writing at: L&P Presiding Director, P.O. Box 637, Carthage, MO 64836. Mr. Fisher, the Board's Presiding Director, will receive all communications directly.

Leggett & Platt at a Glance

Leggett & Platt.

Leggett Distinctives
- Outstanding track record
- Strong market positions
- Abundant growth opportunities
- Financial stability
- Consistent dividend growth
- Management "skin in the game"
- High quality earnings

Track Record
- Dividends increased at 14% annual average for 35 consecutive years (second-best record among the S&P 500)
- High quality earnings; conservative accounting
- Single A credit rating for more than a decade
- Return on equity averaged 14% over last decade
- Execs forego about $7m / year in cash compensation for equity

Cash Use Priorities
- Finance internal growth & capital requirements
- Fund acquisitions
- Annually increase dividends
- Use remaining cash flow (if any) to repurchase stock

Financial Goals
- 10% annual EPS growth
- 8% – 10% annual sales growth (3 – 5% internal; 5% acquisition)
- 7% net margin and 11% EBIT margin by 2009
- Return on Equity (ROE) of 16% – 17%
- 30% – 40% Net Debt to Net Capital
- Single "A" debt rating
- Top quartile performance vs. Peers

Dividend Policy
- Aim to pay about 1/3 the trailing 3-year average earnings

Recognition
- Standard & Poor's list of 2007 "Dividend Aristocrats"
- Among the top 110 firms in *Mergent's Dividend Achievers*, as ranked by ten-year dividend growth rate
- Top-half performance among FORTUNE 500, per *Fortune* magazine
- On *Fortune's* March '07 list of America's Most Admired Companies

Peer Group

Eleven large, diversified manufacturing peers.

Ticker	Sales	Name
• CSL	2.6	Carlisle Companies (construction materials, transportation)
• CBE	5.2	Cooper Industries (electrical products, tools, hardware)
• DHR	9.6	Danaher Corporation (instrumentation, tools, components)
• DOV	6.5	Dover Corporation (industrial products, mfg. equipment)
• ETN	12.4	Eaton Corporation (hydraulic, electrical, truck)
• EMR	20.1	Emerson Electric Company (electrical, electronics)
• ITW	14.1	Illinois Tool Works (fluids, tooling, measurement)
• IR	11.4	Ingersoll-Rand (refrigeration, security, pneumatics)
• MAS	12.8	Masco (home and building products)
• PNR	3.2	Pentair (enclosures, tools, water products)
• PPG	11.0	PPG Industries (chemicals, glass, coatings)

Sales are in billions of dollars, for full year 2006.

2006 Accomplishments
- Record sales of $5.5 billion and EPS of $1.61
- New CEO and COO (only our 4th CEO transition in 70 years)
- Renewed focus on innovation, product development, and growth
- Added 7 new executive positions 100% devoted to growth
- Completed year-long restructuring
- Cash from Operations grew 7%, to $479 million
- 35th consecutive annual dividend increase
- Repurchased 6 million shares, or 3%, of Leggett's stock
- Acquired 5 companies, approximately $75 million of revenue

Quick Facts
- Sales of $5.5 billion; 21% international
- #404 in revenues on FORTUNE 500 list (April 2006)
- Broad customer base; mainly manufacturers and retailers
- Few large competitors; almost none are public
- 5 Reporting Segments; 11 Groups; 29 Business Units
- 33,000 employee-partners
- Over 300 facilities in 20 countries
- 150 acquisitions in last decade

Capital Structure
- $4 – 5 billion market cap; $5 – 6 billion enterprise value
- 28% net debt to net capital; single "A" credit rating
- 185m diluted shares at year end versus 197m two years prior
- Authorized to repurchase up to 10 million shares annually

Stock Information
- Listed on NYSE; ticker = LEG; approximately 50,000 shareholders
- About 20% of stock owned by management and employees, directors, retirees, merger partners, and their family members
- Current indicated annual dividend of $0.68 per share
- Dividend Yield = 2.8% (on $24 stock price)
- 2006 price range of $21.93 – $27.04
- 2006 daily volume averaged 750,000 shares
- Compound annual total return of 15% since 1967 IPO

Profile

Fortune 500 diversified manufacturer that conceives, designs and produces a broad variety of engineered components and products that can be found in virtually every home, office, retail store, and automobile. North America's largest independent manufacturer of a variety of products including:
- Components for bedding and residential furniture
- Carpet padding
- Adjustable beds
- Retail store fixtures and point-of-purchase displays
- Components for office furniture
- Non-automotive aluminum die castings
- Drawn steel wire
- Automotive seat support and lumbar systems
- Bedding industry machinery

Brief History
- 1883: Partnership founded in Carthage, Missouri
- 1901: Incorporated
- 1967: Company went public; revenues of $13 million
- 1979: Listed on New York Stock Exchange
- 1990: Revenues exceed $1 billion
- 1998: Added to the FORTUNE 500
- 1999: Included in the S&P 500 index
- 2004: Revenues exceed $5 billion

END